                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*
                                  -----------

                              THE NORTH FACE, INC.
   -------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.0025 par value
   -------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   659317101
                 ---------------------------------------------
                                (CUSIP Number)


                 Lawrence B. Goldstein, Gardere & Wynne, L.L.P.
        1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-4564

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 15, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)(S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 2 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Edward W. Rose III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          304,820
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             243,190
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          966,300
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      966,300
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.60%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 3 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Marshall B. Payne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          30,480
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          30,480
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      30,480
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.24%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 4 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Leigh J. Abrams
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 5 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investment Company, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             204,620
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          927,730
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      927,730
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.31%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 6 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             64,650
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          64,650
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      64,650
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.51%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 7 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Partners L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             139,970
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          139,970
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      139,970
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.10%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 8 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investment Company, Inc. Pooled Investment Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             38,750
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          38,570
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      38,570
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 659317101                                      PAGE 9 OF 24 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Atlas Capital, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          80,250
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          80,250
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      80,250
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         -------------------

  This Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, $0.0025 par value (the "North Face Common Stock"), of The North Face, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 407 Merrill Avenue, Carbondale, Colorado 81623.

Item 2.   Identity and Background.
          -----------------------

  (a) - (c): The following sets forth the information required by Items (a), (b) and (c):

  This statement is being filed collectively by Edward W. Rose III, Marshall B. Payne, Leigh J. Abrams, Cardinal Investment Company, Inc., a Texas corporation ("CICI"), Cardinal Investors, L.P., a Texas limited partnership ("CILP"), Cardinal Partners, L.P., a Texas limited partnership ("CPLP"), Cardinal Investment Company, Inc. Pooled Investment Trust (the "Trust") and Atlas Capital, L.P., a Texas limited partnership ("Atlas"), pursuant to their agreement to the collective filing of their statement.

  CICI is a company engaged in the investment business. The address of its principal business and office is 500 Crescent Court, Suite 250, Dallas, Texas 75201 (the "Cardinal Address"). Mr. Rose is the sole director of CICI and his principal occupation is acting as the President of CICI. Mr. Rose's business address is the Cardinal Address. Mr. Payne's principal occupation is acting as the Vice President of CICI and his business address is the Cardinal Address. Debbie Crady is the Chief Financial Officer and Corporate Secretary of CICI. Her business address is the Cardinal Address.

  Leigh J. Abrams is the Chief Executive Officer and President of Drew Industries Incorporated, a company that supplies a broad array of components for manufactured homes and recreational vehicles, and LBP, Inc., a holding company. The business address for Mr. Abrams, Drew Industries Incorporated and LBP, Inc. is 200 Mamaroneck Avenue, White Plains, New York 10601.

  CILP is a Texas limited partnership engaged in the investment business.   The
address of its principal business and office is the Cardinal Address. The General Partner of CILP is CICI.

  CPLP is a Texas limited partnership engaged in the investment business.   The
address of its principal business and office is the Cardinal Address. The General Partner of CPLP is CICI.

  Trust is a trust that, pursuant to the Declaration of Trust, invests funds from the CICI Purchase Pension Plan and the CICI Profit Sharing Plan. The address of its principal business and office is the Cardinal Address. The trustee of the Trust is Edward W. Rose III.

  Atlas is a partnership engaged in the investment business. The address of its principal business and office is the Cardinal Address. The General Partner of Atlas is Atlas Capital Management, L.P., a Texas limited partnership ("ACM"). The General Partner of ACM is RHA, Inc., a Texas corporation wholly-owned by Robert Alpert. Robert Alpert is an employee of CICI.

  (d) and (e):The following sets forth the information required by Items (d) and
(e):

                              Page 10 of 24 Pages

   During the last five years, none of the Reporting Persons, Ms. Crady or Mr. Alpert (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

  (f) Mr. Rose, Mr. Payne, Mr. Abrams, Ms. Crady and Mr. Alpert are all citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

      The following table sets forth the aggregate consideration paid for the North Face Common Stock by each of the persons or entities listed below. CICI and/or Edward W. Rose III have sole or shared dispositive or voting power with respect to all of the shares listed below. The table lists the actual owners of the shares. The Managed Account reflects an account over which CICI has sole dispositive power.

Name                                   Number of Shares   Aggregate Consideration
------------------------------------   ----------------   -----------------------
Leigh J. Abrams                                   5,000            $    62,515.00
Atlas Capital, L.P.                              80,250            $ 1,068,664.76
Cardinal Investors, L.P.                         64,650            $   873,879.65
Cardinal Partners, L.P.                         139,970            $ 1,805,339.78
Cardinal Investment Company, Inc.
Pooled Investment Trust                          38,570            $   500,737.54
Kaiser-Francis Oil Company                       96,620            $ 1,265,511.15
Ruth Kaiser Nelson                               23,940            $   313,658.17
Marshall B. Payne                                30,480            $   400,641.23
Prime Acquisition Corporation                    51,150            $   629,034.08
Managed Account                                 130,850            $ 1,688,863.51
Edward W. Rose III                              304,820            $ 4,006,594.12
                                                -------            --------------
                                                966,300            $12,615,438.99

      The funds used to acquire the North Face Common Stock came from available working capital and/or available cash on hand of each of the persons or entities listed above.

Item 4.   Purpose of Transaction.
          ----------------------

      The Reporting Persons have been acquiring North Face Common Stock since January 22, 1999 to hold primarily for investment. The Issuer announced on February 28, 1999 that its Board of Directors approved an agreement (the "Transaction Agreement") covering a recapitalization that would result in the public shareholders of the Issuer receiving $17.00 cash per share and the acquisition of control of the Issuer by Leonard Green & Partners, L.P. and James Fifield. The Reporting Persons have continued to purchase the North Face Common Stock since the announcement of the Transaction Agreement.

                              Page 11 of 24 Pages

      Based on information currently known to the Reporting Persons, (i) the Reporting Persons are in favor of the consummation of the transactions contemplated by the Transaction Agreement or another transaction that would result in the shareholders of the Company receiving in excess of $17.00 per share, and (ii) plan to encourage the Board of Directors and/or management of the Issuer to consummate the transactions contemplated by the Transaction Agreement or another transaction that would result in the shareholders of the Company receiving in excess of $17.00 per share.

      The Reporting Persons are continuously reviewing the status of the Transaction Agreement, the Issuer's business affairs and financial condition, as well as all aspects of the Reporting Persons' shareholdings. The Reporting Persons currently plan to continue to acquire additional shares of North Face Common Stock if they are able to acquire such shares on terms they consider favorable; provided, however, they may not purchase any additional shares or they may sell all or any part of their shareholdings at any time depending on circumstances existing from time to time.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) and (b): The following table sets forth the information required by Item 5(a) and (b):

Name                    Number of Shares       Voting       Dispositive Power     % Ownership
---------------------   ----------------       Power        -----------------     ------------
                                               ------
---------------------------------------------------------------------------------------------
Edward W. Rose III         243,190(1)(2)       shared            shared                1.91%
                           304,820              sole             shared                2.40%
                           418,290(2)            no              shared                3.29%
---------------------------------------------------------------------------------------------
Marshall B. Payne           30,480             sole              shared                0.24%
---------------------------------------------------------------------------------------------
Leigh J. Abrams              5,000             sole              shared                0.04%
---------------------------------------------------------------------------------------------
CICI                        204,620(3)         shared            shared                1.61%
                            723,110(4)           no              shared                5.69%
-------------------------------------------------------------------------------------------------
CILP                          64,650           shared            shared                0.51%
-------------------------------------------------------------------------------------------------
CPLP                         139,970           shared            shared                1.10%
-------------------------------------------------------------------------------------------------
Trust                         38,570           shared            shared                0.30%
-------------------------------------------------------------------------------------------------
Atlas                         80,250           sole              shared                0.63%
-------------------------------------------------------------------------------------------------

_____________________________
   (1) Includes the shares owned by the Trust.

   (2) Includes shares over which CICI has voting and/or dispositve power (and over which Mr. Rose may be considered to have voting and/or dispositive power by virtue of being the sole director and the President of CICI).

   (3) Includes 64,650 shares owned by CILP, of which CICI is the general partner and 139,970 shares owned by CPLP, of which CICI is the general partner.

   (4) Includes the following shares over which CICI has shared dispositive power with the owner of such shares: 5,000 shares owned by Leigh J. Abrams; 80,250 shares owned by Atlas; 96,620 shares owned by Kaiser-Francis Oil Company; 23,940 shares owned by Ruth Kaiser Nelson; 30,480 shares owned by Marshall B. Payne; 51,150 shares owned by Prime Acquisition Corporation; and 304,820 shares owned by Edward W. Rose III, and 130,850 shares owned by a managed account over which CICI has dispositive power that may be considered to be shared with Mr. Rose.

      The total number of shares beneficially owned by the Reporting Persons is 966,300. Each of Mr. Rose, Mr. Payne , Mr. Abrams, CILP, CPLP, Trust and Atlas disclaims beneficial ownership of all of the shares of the North Face Common Stock covered by this Statement, other than the shares individually owned by him or it. CICI disclaims beneficial ownership of the shares owned by the Trust.

                              Page 12 of 24 Pages

      The following is the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition may be shared:

     1. Kaiser-Francis Oil Company, a Delaware corporation ("Kaiser-Francis"), is principally engaged in the oil and gas business. The address of its principal business and its principal office is P.O. Box 21468, Tulsa, Oklahoma 74121. The sole director of Kaiser-Francis is George B. Kaiser. The executive officers of Kaiser-Francis are George B. Kaiser (President), James A. Willis (Executive Vice President) and D. Joseph Graham (Vice President and Chief Financial Officer). The business address for each of such directors and executive officers is P.O. Box 21468, Tulsa, Oklahoma 74121.

     2. Ruth Kaiser Nelson is a private investor and her business address is P.O. Box 21468, Tulsa, Oklahoma 74121.

     3. Prime Acquisition Corporation ("Prime Acquisition") is a corporation whose principal business is to serve as a holding company. The address of its principal business and office is 200 Mamaroneck Avenue, White Plains, New York 10601. Prime Acquisition is the wholly-owned subsidiary of LBP, Inc., a holding company ("LBP"). The directors of LBP are Leigh J. Abrams, Edward W. Rose III, Ralph C. Pepper, James F. Gero, Marshall B. Payne and Fredric M. Zinn. The executive officers of LBP are Leigh J. Abrams (President and Chief Executive Officer), Fredric M. Zinn (Chief Financial Officer) and Harvey J. Kaplan (Secretary and Treasurer). The sole director of Prime Acquisition is Leigh J. Abrams. The executive officers of Prime Acquisition are Leigh
          J. Abrams (President and Chief Executive Officer), Fredric M. Zinn (Chief Financial Officer) and Harvey J. Kaplan (Secretary and Treasurer).

     To the Reporting Persons' knowledge, none of the above listed persons or entities (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(c)  The following table sets forth the information required by Item 5(c):



                                  Date of      Amount of Securities   Price Per Share
           Name                 Transaction    --------------------   ---------------
           ----                 ------------
Leigh J. Abrams
                                  03/16/99                  1,000             12.49
                                  03/17/99                  2,500             12.50
                                  03/19/99                  1,500             12.52
Atlas Capital
                                  01/22/99                  1,260             12.75
                                  01/22/99                    880             12.37
                                  01/25/99                 11,350             13.90
                                  01/25/99                  1,260             13.75

                              Page 13 of 24 Pages

                                  Date of      Amount of Securities   Price Per Share
           Name                 Transaction    --------------------   ---------------
           ----                 ------------
                                  01/25/99                  2,520             13.62
                                  01/26/99                  3,780             13.96
                                  01/28/99                    630             13.94
                                  01/29/99                  3,780             13.98
                                  02/01/99                    450             13.42
                                  02/01/99                  7,560             13.55
                                  02/02/99                  5,040             13.36
                                  02/03/99                  1,260             13.06
                                  02/04/99                  4,410             13.04
                                  02/05/99                  3,400             12.76
                                  02/10/99                  1,360             12.62
                                  02/23/99                  2,050             13.00
                                  02/23/99                  2,050             13.25
                                  03/08/99                    830             13.59
                                  03/08/99                  5,010             13.62
                                  03/10/99                  1,910             13.94
                                  03/10/99                  3,050             13.80
                                  03/15/99                  3,290             12.37
                                  03/15/99                  2,930             12.42
                                  03/19/99                  1,340             12.69
                                  03/19/99                  1,250             12.62
                                  03/19/99                    450             12.62
                                  03/19/99                    770             12.64
                                  03/22/99                  1,890             12.57
                                  03/22/99                    450             12.50
                                  03/22/99                    900             12.50
                                  03/23/99                  2,240             12.60
                                  03/23/99                    900             12.56
Cardinal Investors, L.P.
                                  01/22/99                  1,680             12.75
                                  01/22/99                  1,180             12.37
                                  01/25/99                 15,130             13.90
                                  01/25/99                  1,680             13.75

                              Page 14 of 24 Pages

                                  Date of      Amount of Securities   Price Per Share
           Name                 Transaction    --------------------   ---------------
           ----                 ------------
                                  01/25/99                  3,360             13.62
                                  01/26/99                  5,050             13.96
                                  01/28/99                    840             13.94
                                  01/29/99                  5,040             13.98
                                  02/01/99                    600             13.42
                                  02/01/99                 10,080             13.55
                                  02/02/99                  6,720             13.36
                                  02/03/99                  1,680             13.06
                                  02/04/99                  5,880             13.04
                                  02/05/99                  4,090             12.76
                                  02/10/99                  1,640             12.62
Cardinal Partners, L.P.
                                  02/12/99                 15,000             13.08
                                  02/16/99                  7,590             12.91
                                  02/17/99                 12,150             12.81
                                  03/05/99                  8,280             13.09
                                  03/05/99                  3,480             12.81
                                  03/05/99                  2,610             13.06
                                  03/08/99                     30             13.59
                                  03/08/99                    210             13.62
                                  03/08/99                  7,710             13.54
                                  03/08/99                 10,020             13.53
                                  03/10/99                  2,220             13.94
                                  03/10/99                  3,550             13.80
                                  03/12/99                    450             11.00
                                  03/12/99                    300             11.00
                                  03/15/99                  3,270             12.37
                                  03/15/99                  2,910             12.42
                                  03/16/99                  3,990             12.56
                                  03/16/99                  5,980             12.56
                                  03/17/99                    400             12.56
                                  03/17/99                  1,000             12.56
                                  03/17/99                  1,990             12.56
                                  03/18/99                    400             12.69

                              Page 15 of 24 Pages

                                  Date of      Amount of Securities   Price Per Share
           Name                 Transaction    --------------------   ---------------
           ----                 ------------
                                  03/18/99                  7,980             12.72
                                  03/19/99                 38,450             12.64
Cardinal Investment
Company, Inc. Pooled
Investment Trust
                                  01/22/99                    210             12.75
                                  01/22/99                    140             12.37
                                  01/25/99                  1,880             13.90
                                  01/25/99                    210             13.75
                                  01/25/99                    420             13.62
                                  01/26/99                    620             13.96
                                  01/28/99                    110             13.94
                                  01/29/99                    640             13.98
                                  02/01/99                     90             13.42
                                  02/01/99                  1,270             13.55
                                  02/02/99                    850             13.36
                                  02/03/99                    210             13.06
                                  02/04/99                    740             13.04
                                  02/05/99                    510             12.76
                                  02/10/99                    200             12.62
                                  02/16/99                  4,910             12.91
                                  02/17/99                  7,850             12.81
                                  02/23/99                    200             13.00
                                  02/23/99                    200             13.25
                                  03/05/99                  2,440             13.09
                                  03/05/99                  1,030             12.81
                                  03/05/99                    770             13.06
                                  03/08/99                     10             13.59
                                  03/08/99                     30             13.62
                                  03/08/99                  1,200             13.54
                                  03/08/99                  1,560             13.53
                                  03/10/99                     10             13.94
                                  03/10/99                     20             13.80
                                  03/11/99                     40             13.24

                              Page 16 of 24 Pages

                                  Date of      Amount of Securities   Price Per Share
           Name                 Transaction    --------------------   ---------------
           ----                 ------------
                                  03/12/99                    250             11.00
                                  03/12/99                    150             11.00
                                  03/15/99                    500             12.37
                                  03/15/99                    450             12.42
                                  03/16/99                    590             12.56
                                  03/16/99                    880             12.56
                                  03/17/99                     60             12.56
                                  03/17/99                    150             12.56
                                  03/17/99                    290             12.56
                                  03/18/99                     60             12.69
                                  03/18/99                  1,170             12.72
                                  03/19/99                  5,650             12.64
Kaiser-Francis Oil
Company
                                  03/08/99                  3,580             13.59
                                  03/08/99                 21,460             13.62
                                  03/10/99                  8,180             13.94
                                  03/10/99                 13,080             13.80
                                  03/15/99                 10,100             12.37
                                  03/15/99                  8,980             12.42
                                  03/19/99                  4,120             12.69
                                  03/19/99                  3,850             12.62
                                  03/19/99                  1,380             12.62
                                  03/19/99                  2,360             12.64
                                  03/22/99                  5,790             12.57
                                  03/22/99                  1,370             12.50
                                  03/22/99                  2,750             12.50
                                  03/23/99                  6,870             12.60
                                  03/23/99                  2,750             12.56
Ruth Kaiser Nelson
                                  03/08/99                    890             13.59
                                  03/08/99                  5,360             13.62
                                  03/10/99                  2,040             13.94

                              Page 17 of 24 Pages

                                  Date of      Amount of Securities   Price Per Share
           Name                 Transaction    --------------------   ---------------
           ----                 ------------
                                  03/10/99                  3,270             13.80
                                  03/15/99                  2,530             12.37
                                  03/15/99                  2,240             12.42
                                  03/19/99                  1,030             12.69
                                  03/19/99                    960             12.62
                                  03/19/99                    340             12.62
                                  03/19/99                    590             12.64
                                  03/22/99                  1,390             12.57
                                  03/22/99                    330             12.50
                                  03/22/99                    660             12.50
                                  03/23/99                  1,650             12.60
                                  03/23/99                    660             12.56
Marshall B. Payne
                                  01/22/99                    170             12.75
                                  01/22/99                    120             12.37
                                  01/25/99                  1,510             13.90
                                  01/25/99                    170             13.75
                                  01/25/99                    340             13.62
                                  01/26/99                    500             13.96
                                  01/28/99                     80             13.94
                                  01/29/99                    500             13.98
                                  02/01/99                     60             13.42
                                  02/01/99                  1,010             13.55
                                  02/02/99                    670             13.36
                                  02/03/99                    170             13.06
                                  02/04/99                    590             13.04
                                  02/05/99                    410             12.76
                                  02/10/99                    160             12.62
                                  02/24/99                    480             13.00
                                  03/05/99                  3,380             13.09
                                  03/05/99                  1,420             12.81
                                  03/05/99                  1,070             13.06
                                  03/08/99                     20             13.59

                              Page 18 of 24 Pages

                                  Date of      Amount of Securities   Price Per Share
           Name                 Transaction    --------------------   ---------------
           ----                 ------------
                                  03/08/99                    100             13.62
                                  03/08/99                  3,810             13.54
                                  03/08/99                  4,950             13.53
                                  03/10/99                     40             13.94
                                  03/10/99                     60             13.80
                                  03/11/99                    130             13.24
                                  03/12/99                    210             11.00
                                  03/12/99                    140             11.00
                                  03/15/99                    410             12.37
                                  03/15/99                    360             12.42
                                  03/16/99                    490             12.56
                                  03/16/99                    740             12.56
                                  03/17/99                     50             12.56
                                  03/17/99                    120             12.56
                                  03/17/99                    250             12.56
                                  03/18/99                     50             12.69
                                  03/18/99                    990             12.72
                                  03/19/99                  4,750             12.64
Prime Acquisition
 Corporation
                                  03/12/99                  4,470             11.00
                                  03/12/99                  2,990             11.00
                                  03/15/99                  8,780             12.37
                                  03/15/99                  7,800             12.42
                                  03/19/99                  3,580             12.69
                                  03/19/99                  3,340             12.62
                                  03/19/99                  1,190             12.62
                                  03/19/99                  2,050             12.64
                                  03/22/99                  5,040             12.57
                                  03/22/99                  1,190             12.50
                                  03/22/99                  2,380             12.50
                                  03/23/99                  5,960             12.60
                                  03/23/99                  2,380             12.56

                              Page 19 of 24 Pages

                                  Date of      Amount of Securities   Price Per Share
           Name                 Transaction    --------------------   ---------------
           ----                 ------------
Managed Account
                                  03/08/99                  4,470             13.59
                                  03/08/99                 26,830             13.62
                                  03/10/99                 10,220             13.94
                                  03/10/99                 16,360             13.80
                                  03/12/99                  7,570             11.00
                                  03/12/99                  5,050             11.00
                                  03/15/99                 12,070             12.37
                                  03/15/99                 10,730             12.42
                                  03/19/99                  1,640             12.62
                                  03/19/99                  4,930             12.69
                                  03/19/99                  4,600             12.62
                                  03/19/99                  2,830             12.64
                                  03/22/99                  6,990             12.57
                                  03/22/99                  1,660             12.50
                                  03/22/99                  3,310             12.50
                                  03/23/99                  8,280             12.60
                                  03/23/99                  3,310             12.56
Edward W. Rose III
                                  01/22/99                  1,680             12.75
                                  01/22/99                  1,180             12.37
                                  01/25/99                 15,130             13.90
                                  01/25/99                  1,680             13.75
                                  01/25/99                  3,360             13.62
                                  01/26/99                  5,050             13.96
                                  01/28/99                    840             13.94
                                  01/29/99                  5,040             13.98
                                  02/01/99                    600             13.42
                                  02/01/99                 10,080             13.55
                                  02/02/99                  6,720             13.36
                                  02/03/99                  1,680             13.06
                                  02/04/99                  5,880             13.04
                                  02/05/99                  4,090             12.76

                              Page 20 of 24 Pages

                                  Date of      Amount of Securities   Price Per Share
           Name                 Transaction    --------------------   ---------------
           ----                 ------------
                                  02/10/99                  1,640             12.62
                                  02/23/99                  2,750             13.00
                                  02/23/99                  2,750             13.25
                                  02/24/99                  2,020             13.00
                                  03/05/99                 33,400             13.09
                                  03/05/99                 14,070             12.81
                                  03/05/99                 10,550             13.06
                                  03/08/99                    170             13.59
                                  03/08/99                  1,000             13.62
                                  03/08/99                 37,280             13.54
                                  03/08/99                 48,470             13.53
                                  03/10/99                    380             13.94
                                  03/10/99                    610             13.80
                                  03/11/99                  1,230             13.24
                                  03/12/99                  2,050             11.00
                                  03/12/99                  1,370             11.00
                                  03/15/99                  4,050             12.37
                                  03/15/99                  3,600             12.42
                                  03/16/99                  4,930             12.56
                                  03/16/99                  7,400             12.56
                                  03/17/99                    490             12.56
                                  03/17/99                  1,230             12.56
                                  03/17/99                  2,470             12.56
                                  03/18/99                    490             12.69
                                  03/18/99                  9,860             12.72
                                  03/19/99                 47,550             12.64

Each of the above described transactions were open market purchases, and all per share amounts are net of commissions.

(d)  Not applicable.
(e)  Not applicable.

                              Page 21 of 24 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

      Pursuant to the Partnership Agreements of CILP and CPLP, CICI as general partner of CILP and CPLP has the right to acquire, transfer and vote any securities owned by such partnerships including the North Face Common Stock. Pursuant to the Declaration of Trust, Mr. Rose as trustee of the Trust has the right to transfer and vote any securities owned by such Trust including the North Face Common Stock. CICI has agreements with Atlas, Kaiser-Francis Oil Company, Ruth Kaiser Nelson, Prime Acquisition, the Managed Account, Mr. Payne and Mr. Rose, pursuant to which CICI has the authority to buy or sell securities on behalf of each of them without consulting with them. CICI purchased the North Face Common Stock on behalf of each of them pursuant to such authority. Each of Atlas, CILP, CPLP, Mr. Payne and Mr. Rose has agreed to pay CICI (which is owned by Mr. Rose) 20% of the profits it or he realizes from the purchase and sale of the North Face Common Stock. Each of Kaiser-Francis Oil Company and Ruth Kaiser Nelson has agreed to pay CICI 15% of the profits it or she realizes from the sale of the North Face Common Stock. The Managed Account has agreed to pay CICI 10% of the profits it realizes from the sale of the North Face Common Stock. Mr. Abrams, Trust and Prime Acquisition do not pay any fee to CICI or Mr. Rose.

                              Page 22 of 24 Pages

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit A -   Agreement Regarding Filing of Schedule 13D
         Exhibit B -   Cardinal Investors, L.P. Limited Partnership Agreement
         Exhibit C -   Cardinal Partners, L.P. Limited Partnership Agreement
         Exhibit D -   Cardinal Investment Company, Inc. Pooled Investment Trust
                       [As Amended and Restated as of January 1, 1989]




Signatures

      Each of the undersigned hereby appoints Edward W. Rose III, Marshall B. Payne and Debbie Crady and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934 any and all amendments and exhibits to this Schedule 13D and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining hereto or thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 1999



                                     /s/ EDWARD W. ROSE III
                                   -------------------------------------
                                   Edward W. Rose III


                                     /s/   MARSHALL B. PAYNE
                                   -------------------------------------
                                   Marshall B. Payne


                                     /s/   LEIGH J. ABRAMS
                                   -------------------------------------
                                   Leigh J. Abrams


                                   CARDINAL INVESTMENT COMPANY, INC.


                                   By:    /s/ EDWARD W. ROSE III
                                         -------------------------------
                                   Name:  Edward W. Rose III
                                         -------------------------------
                                   Title: President
                                         -------------------------------

                              Page 23 of 24 Pages

                                CARDINAL PARTNERS, L.P.


                                By:  Cardinal Investment Company, Inc., its
                                     General Partner


                                By:     /s/ EDWARD W. ROSE III
                                      ---------------------------------------
                                      Edward W. Rose III, President


                                CARDINAL INVESTORS, L.P.


                                By:   Cardinal Investment Company, Inc., its
                                      General Partner


                                By:     /s/ EDWARD W. ROSE III
                                      ---------------------------------------
                                      Edward W. Rose III, President



                                CARDINAL INVESTMENT COMPANY, INC.
                                POOLED INVESTMENT TRUST [As Amended and
                                Restated as of January 1, 1989]


                                By:     /s/ EDWARD W. ROSE II
                                       --------------------------------------
                                       Edward W. Rose III, Trustee



                                ATLAS CAPITAL, L.P.

                                By: Atlas Capital Management, L.P., its General
                                    Partner

                                    By: RHA, Inc., its General Partner


                                       By: /s/ ROBERT ALPERT
                                          -----------------------------------
                                          Robert Alpert, President

                              Page 24 of 24 Pages

                                                                       Exhibit A

                    AGREEMENT REGARDING FILING SCHEDULE 13D

     Each of the undersigned hereby agrees that the Schedule 13D to which this agreement is filed as an exhibit be filed with the Securities and Exchange Commission on behalf of the parties hereto, and hereby represents to each of the other parties hereto that he or it is eligible to use Schedule 13D. Each of the undersigned agrees that he or it is responsible for the timely filing of
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning himself or itself contained therein, and that none of the parites hereto are responsible for the completeness or accuracy of the information concerning the other parties, unless he or it knows or has reason to believe that the information concerning the other parties is inaccurate.


March 24, 1999                        /s/ EDWARD W. ROSE III
                                  -----------------------------------
                                  Edward W. Rose III


March 24, 1999                        /s/ MARSHALL B. PAYNE
                                  -----------------------------------
                                  Marshall B. Payne


March 24, 1999                        /s/ LEIGH J. ABRAMS
                                  -----------------------------------
                                  Leigh J. Abrams


March 24, 1999                    CARDINAL INVESTMENT COMPANY, INC.

                                  By:    /s/ EDWARD W. ROSE III
                                        -----------------------------
                                  Name: Edward W. Rose III
                                        -----------------------------
                                  Title: President
                                         ----------------------------

March 24, 1999                    CARDINAL INVESTORS, L.P.

                                  By:  Cardinal Investment Company, Inc., its
                                       General Partner

                                  By:  /s/ EDWARD W. ROSE III
                                       ------------------------------
                                       Edward W. Rose III, President

March 24, 1999                    CARDINAL PARTNERS, L.P.

                                  By:  Cardinal Investment Company, Inc., its
                                       General Partner

                                  By:  /s/ EDWARD W. ROSE III
                                       -------------------------------
                                       Edward W. Rose III, President

March 24, 1999                    CARDINAL INVESTMENT COMPANY, INC.
                                  POOLED INVESTMENT TRUST
                                  [AS AMENDED AND RESTATED
                                  AS OF JANUARY 1, 1989]

                                  By:  /s/ EDWARD W. ROSE III
                                       ------------------------------
                                       Edward W. Rose III, Trustee

March 24, 1999                    ATLAS CAPITAL, L.P.

                                  By:  Atlas Capital Management, L.P., its
                                       General Partner

                                       By: RHA, Inc., its General Partner

                                       By: /s/ ROBERT ALPERT
                                           ------------------------------
                                           Robert Alpert, President

                                                                       Exhibit B



                            CARDINAL INVESTORS, L.P.

                         LIMITED PARTNERSHIP AGREEMENT
                         -----------------------------

                          Dated as of October 23, 1995
                  Amended and Restated as of December 29, 1998



THE LIMITED PARTNERSHIP INTERESTS OF CARDINAL PARTNERS, L.P. HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH LAWS. SUCH LIMITED PARTNERSHIP INTERESTS ARE BEING ACQUIRED FOR INVESTMENT ONLY, AND NEITHER SUCH INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE ACT AND ANY OTHER APPLICABLE SECURITIES LAWS; AND (II) THE TERMS AND CONDITIONS OF THIS PARTNERSHIP AGREEMENT. THEREFORE, PURCHASERS OF SUCH INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

                            CARDINAL INVESTORS, L.P.

                         LIMITED PARTNERSHIP AGREEMENT
                         -----------------------------

                         Dated as of December 29, 1998


    The undersigned hereby form, as of the day and year first above written, a limited partnership (the "Partnership") pursuant to the Texas Revised Limited Partnership Act, as may be hereafter amended from time to time (the "Texas Act"), which limited partnership shall be governed by and operated pursuant to the terms and provisions of this Limited Partnership Agreement (the "Agreement").

                                   ARTICLE I
                                   ---------

                               GENERAL PROVISIONS
                               ------------------

     SECTION 1.01.  Terms Defined.  When used in this Agreement, the following
                    -------------
terms shall have the meaning set forth below:

     "Accounting Period" shall mean the period beginning at the opening of business on any Adjustment Date and continuing until the close of business on the day immediately preceding the next Adjustment Date.

     "Additional Capital Contribution" shall mean the amount, if any, of the additional contributions of cash and the fair market value of Securities other than cash (net of liabilities which the Partnership assumes or takes the property subject to) made to the Partnership by Partners in excess of their Capital Contributions.

     "Adjustment Date" shall have the meaning set forth in section 3.04(b) hereof.

     "Affiliate" of any Partner shall mean (i) any shareholder, director, officer, partner, employee, family member (related no more distantly than the second degree), agent (including, but not limited to, attorneys and accountants) of any Partner or (ii) any entity owning directly or indirectly, any entity owned directly or indirectly by, or any entity under common ownership with any Partner or any Person or other entity described in (i) above. An "Affiliate" of any person or entity other than a Partner or person described in (i) above shall mean a person, entity or organization, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the person, entity or organization in question. The term "control" as used in the immediately preceding sentence, means, with respect to an entity that is a corporation, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the shares of such corporation and, with respect to a person or organization that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person or organization.

     "Capital Account" shall have the meaning set forth in Section 3.04 hereof.

     "Capital Contribution" shall mean the cash and the fair market value of property other than cash (net of liabilities which the Partnership assumes or takes the property subject to) contributed to the capital of the Partnership by Partners.

     "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and the rules promulgated by the Internal Revenue Service thereunder.

     "Fiscal Year" shall mean the annual accounting period employed by the Partnership for tax and financial purposes, which shall commence on January 1 (except for the first year of the Partnership) and shall end on December 31 of each calendar year.

     "General Partner" shall mean Cardinal Investment Company, Inc., along with any successor General Partner.

     "Limited Partners" shall mean the persons and/or entities listed in Part II of the Schedule A as Limited Partners from time to time and who have executed a counterpart of this Agreement or an amendment to this Agreement pursuant to which such Limited Partner has agreed to become subject to the terms of this Agreement.

     "Net Profits or Net Losses" shall mean the net profits or net losses of the Partnership for each Accounting Period or Fiscal Year, as applicable, consisting of ordinary income or loss, unrealized capital gains or losses with respect to Securities and the realized capital gain or losses with respect to the disposition of Securities.

     "Partner" or "Partners" shall mean all persons or entities which are, or subsequently will become, General Partners and all Limited Partners of the Partnership.

     "Partnership Functionary" shall have the meaning given it in Article IX.

     "Partnership Percentage" of each Partner during any Accounting Period shall be determined as of the beginning of each Accounting Period and shall be deemed constant throughout such Accounting Period. It shall be the ratio of such Partner's Capital Account at the opening of business on the Adjustment Date upon which such Accounting Period commences to the aggregate of the Capital Accounts of all of the Partners at the opening of business on such Adjustment Date in each case after giving effect to any distributions or contributions, as the case may be; each Partner's

Partnership Percentage shall be computed to four (4) decimal places and rounded to three (3) decimal places, and the sum of the Partnership Percentages shall be one hundred percent (100%). Each Partner shall have and own during such Accounting Period an undivided interest in the Partnership equal to his Partnership Percentage.

    "Portfolio Value" shall mean the value of all assets of the Partnership, excluding, however, cash, cash equivalents and money-market instruments, determined at the times specified in and in accordance with Section 1.08 hereof.

    "Proceeding" shall have the meaning given it in Article IX hereof.

    "Schedule" shall mean the schedule entitled "Schedule A - Capital Contributions" which is attached hereto and made a part of this Agreement and which may be amended from time to time by the General Partner to the extent required to reflect changes in ranks of the Limited Partners.

    "Security" and "Securities" shall mean the capital stock, preorganization certificates and subscriptions, and warrants, and convertible instruments, bonds, debentures and notes of any person, corporation, government or entity whatsoever, and rights and options relating thereto, and interests or shares in any mutual fund and commodity positions, including put and call options written by the Partnership or by others.

    "TMP" shall mean the Tax Matters Partner for purposes of Section 2.05 hereof.

    "Treasury Regulations" shall mean the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time.

    "Valuation Date" shall mean the close of business on the last day of each fiscal quarter (unless such date is not a trading day on the New York Stock Exchange, in which case the Valuation Date shall be the close of business on the next succeeding day which is a trading day on the New York Stock Exchange) during each Fiscal Year.

    SECTION 1.02.   Partnership Name; Registered Office and Registered Agent.
                    ---------------------------------------------------------
The Partnership shall do business under the name of Cardinal Partners, L.P. The registered office of the Partnership (which shall also be the Partnership's principal office) shall be 500 Crescent Court, Suite 250, Dallas Texas 75201, and the Partnership's registered agent at such address shall be Cardinal Investment Company, Inc.

     SECTION 1.03.  Books and Records. The General Partner shall keep, or cause
                    --------------------
to be kept, at the expense of the Partnership, for each Fiscal Year a full and accurate set of books and records of all transactions of the Partnership in accordance with generally accepted accounting principles, consistently applied. All of such books and records shall, at all times, be maintained at the principal place of business of the Partnership and all Partners or their agents, accountants or attorneys shall have the right to inspect and copy any of them, at their own expense, during normal business hours.

     SECTION 1.04.  Liability of Partners.  The names of all of the initial
                    ---------------------
Partners and the amounts of their respective initial Capital Contributions are set forth on the Schedule.

     (a) The General Partner shall have unlimited liability for the repayment and discharge of all debts and obligations of the Partnership attributable to any Fiscal Year or part thereof during which he is or was the General Partner of the Partnership. Notwithstanding any other provision in this Agreement, in no event shall any Limited Partner (or former Limited Partner) be obligated to make any additional contribution whatsoever to the Partnership or have any liability for the repayment and discharge of the debts and obligations of the Partnership beyond the amount that such Limited Partner or former Limited Partner has contributed to the Partnership pursuant to Sections 3.01 and 3.02. The Partners recognize and agree that earnings retained in the Partnership pursuant to
Section 4.01 become assets of the Partnership subject to the claims of its creditors.

     (b) As used in this Agreement, the term "former Limited Partner" refers to such persons as hereafter from time to time cease to be Limited Partners pursuant to the terms and provisions of this Agreement.

     SECTION 1.05.  Purposes of Partnership.  The Partnership is organized for
                    -----------------------
the following objects and purposes:

     (a) to invest, buy, hold, sell and trade, on margin or otherwise, in Securities, to sell Securities short (subject to the limits contained in Section 1.06 hereof) and cover such sales, to invest in currencies and stock indexes, and to lend funds or Securities of the Partnership, either with or without security;

     (b) to acquire, hold, sell and trade certificates of deposit, U.S. Treasury Bills, Notes and Bonds;

     (c) to enter into, make and perform all contracts and other undertakings, to engage in all activities and transactions and to incur expenses on behalf of the Partnership as the General Partner may deem necessary or advisable to the carrying out of the foregoing objects and purposes, including without limitation:

          (i) to purchase, hold, sell, exchange, transfer, mortgage, pledge and otherwise acquire and dispose of and exercise all rights, powers, privileges and other incidents of ownership, or possession with respect to Securities;

          (ii) to acquire or convert a long position or a short position with respect to any Security and to make purchases or sales increasing, decreasing or liquidating such position or changing from a long position to a short position or from a short position to a long position, without any limitation as to the frequency of the fluctuation in such positions or as to the frequency of the changes in the nature of such positions;

          (iii) to borrow or raise monies, whether on margin or otherwise, and, from time to time without limitation as to amount or manner and time of repayment, to issue, accept, endorse and execute evidences of indebtedness, and to secure the payment of such or other obligations of the Partnership by mortgage upon, or hypothecation or pledge of, all or part of the property of the Partnership, whether at the time owned or thereafter acquired, subject to the limitations imposed by Section 2.02 hereof;

          (iv) to maintain for the conduct of Partnership affairs one or more offices and in connection therewith rent or acquire office space, engage personnel, whether part-time or full-time, and do such other acts and incur such expenses as the General Partner may deem necessary or advisable in connection with the maintenance and administration of such office or offices; and

          (v) to engage attorneys, accountants, custodians, information services, investment counselors or such other persons as the General Partner may deem necessary or advisable.

The Partnership shall conduct no other business.

     SECTION 1.06.  Certain Activities of Partners.  Except to the extent that
                    ------------------------------
the General Partner shall have determined that no applicable law, rule and regulation will be violated thereby, the Partnership shall not invest in Securities of any publicly held business or economic entity in which any Partner or an Affiliate of a Partner is a director, officer or ten percent (10%) shareholder. Each Partner agrees to promptly so notify the General Partner if or when such Partner or such Partner's Affiliates become or begin a process of becoming a director, officer or ten percent (10%) shareholder of any publicly held business or economic entity.

     SECTION 1.07.  Assignability of Interest.  Except as provided in Section
                    -------------------------
1.09 below, a Partner may not assign his interest in the Partnership, in whole or in part, to any person, firm, corporation or other entity except by last will and testament or, if required, by operation of law, and any such attempted assignment shall be void, except that a Partner may mortgage, hypothecate or pledge his interest in the Partnership.

     SECTION 1.08.  Method of Valuation. On each Valuation Date and on such
                    -------------------
other dates as an evaluation is to be determined in accordance with the terms of this Agreement, the General Partner shall determine or cause to be determined the Portfolio Value. For the purposes of this Agreement, the value of any Security shall be determined as follows:

     (a) marketable Securities listed on a national securities exchange or National Association of Securities Dealers' Automated Quotation National Market System will be valued at the last sales price on the date of valuation, or in the absence of a sale on such date, at the last bid price on the date of valuation;

     (b) marketable Securities traded in the over-the-counter market and reported in the National Association of Securities Dealers' Automated Quotation system will be valued at the closing bid price as reported by such system;

     (c) Securities (other than Securities of a type specified in clause (a) or (b) above) for which prices are regularly quoted by recognized dealers all or a portion of which are immediately salable under regulations of the Securities and Exchange Commission will be valued at the most recent market price; and

     (d) all other Securities will be valued at cost or such other value as may be reasonably determined by the General Partner.

     SECTION 1.09.  Purchase Option.  The General Partner or the Partnership
                    ---------------
shall have the right, but never the obligation, to purchase all, but not less than all, of any Limited Partner's interest in the Partnership as of the end of any fiscal quarter. In order to exercise the option herein granted, the General Partner or the Partnership must notify the affected Limited Partner of its intent to purchase at least ten days before the last day of the fiscal quarter, which shall be the effective date of the purchase. The purchase price for the limited partnership interest being acquired shall be equal to the selling Limited Partner's Capital Account (as adjusted pursuant to Section 3.04 hereof) as of the close of business on the last day of the fiscal quarter. The General Partner or the Partnership, as the case may be, shall pay the purchase price to the selling Limited Partner within ten (10) days after the end of the fiscal quarter.


                                   ARTICLE II
                                   ----------

                           MANAGEMENT OF PARTNERSHIP
                           -------------------------

     SECTION 2.01.  Management Generally.  The management of the Partnership
                    --------------------
shall be vested exclusively in the General Partner. The Limited Partners shall have no part in the management of the Partnership and shall have no power, authority or right to act on behalf of the Partnership in connection with any matter, except as may be otherwise provided for in this Agreement.

     SECTION 2.02.  Power and Authority of General Partner.  Subject to the
                    --------------------------------------
limitations contained herein, the General Partner shall have the power and authority, and without the consent of any Limited Partners, in the name and on behalf of the Partnership to carry out any and all of the objects and purposes of the Partnership set forth in subsections (a) and (b) of Section 1.05 and to perform all acts and enter into and perform all contracts and other undertakings which he may reasonably deem necessary or advisable or incidental thereto, including without limitation, the power and authority to:

     (a) open, maintain, conduct and close custodian accounts for securities and monies;

     (b) open, maintain, conduct and close accounts, including margin accounts, with brokers, including holding securities in street name;

     (c) open, maintain, and close bank accounts and draw checks or other orders for the payment of monies;

     (d) subject to Section 1.05, lend, with or without security, any of the funds or properties of the Partnership and from time to time-without limit as to amount, borrow or raise funds and secure the payment of obligations of the Partnership by mortgage upon, or pledge or hypothecation of, all or any part of the property of the Partnership;

     (e) execute, deliver, acknowledge and file in the name and on behalf of the Partnership (i) a Certificate of Limited Partnership and, as required by law, any amendment or supplement thereto and (ii) all other documents required by law for the operation of the Partnership's business (including, but not limited to, assumed name certificates);

     (f) appoint, engage or retain persons to serve as officers, managers of the Partnership or as a Partnership Functionary, share personnel, equipment, office space, supplies and other services with other persons, partnerships or corporations (including, without limitation, those of Cardinal, or any Affiliate or parent thereof) and, if required, to pay a fair allocated share of such expenses;

     (g) do any and all acts on behalf of the Partnership, and exercise all rights of the Partnership, with respect to its Securities or its interest in any person, firm, corporation or other entity, including, without limitation, the voting of Securities, the negotiation and payment of commissions in amounts in excess of any so-called minimum commission, participation in arrangements with creditors, the institution of suits and administrative proceedings and other like or similar matters;

     (h) act and incur expenses for and on behalf of the Partnership in all matters incidental to the foregoing (if any such costs and expenses are or have been paid by the General Partner on behalf of the Partnership, then the General Partner shall be entitled to reimbursement therefor so long as such costs and expenses were reasonably necessary and reasonable in amount);

     (i) select a method of accounting (consistent with generally accepted accounting principles) for tax and financial reporting purposes for the Partnership; and

     (j) except as otherwise provided in Sections 2.05 and 2.12 hereof, make all Federal income tax elections available to the Partnership;

provided, however, that with respect to the sale, exchange, lease, mortgage,
--------
pledge or other transfer of all or substantially all of the assets of the Partnership, other than in the ordinary course of business, the prior written consent of Limited Partners holding a majority of Partnership Percentages shall first be obtained.

     SECTION 2.03.  Reliance by Third Parties.  Persons dealing with the
                    -------------------------
Partnership are entitled to rely conclusively upon a certificate of the General Partner to the effect that he is the General Partner and upon the power and authority of the General Partner as herein set forth.

     SECTION 2.04.  Activity of General Partner.  The General Partner hereby
                    ---------------------------
agrees to use its reasonable efforts in connection with the purposes and objects of the Partnership and shall devote to such purposes and objects such time and activity during normal business days and hours as may be reasonably necessary, in its reasonable discretion, for the management of the affairs of the Partnership; provided, however, that nothing contained in this Section 2.04
                 --------  -------
shall preclude the General Partner from acting as a director, officer, agent or employee of any corporation, a partner of any partnership, an investment counselor or advisor to any person, firm, corporation or other entity, a trustee of any trust, an executor or administrator of any estate, or an administrative official of any other business entity, or from participating in profits derived from the investments of any such corporation, trust,, estate, partnership or other business entity or person. The General Partner may engage or possess an interest in other business ventures of every nature and description, independently or with others, including, without limitation, performing the same or similar services as contemplated by this Agreement with or for other entities, and neither the Partnership nor any of the other Partners shall have any right by virtue of this Agreement in and to such other ventures or to the income or property derived therefrom. In carrying out its duties, the General Partner may appoint, engage or retain persons to serve as officers or managers of the Partnership or as a Partnership Functionary and to delegate to such persons such of its duties as the General Partner may determine in its reasonable discretion.

     SECTION 2.05.  Certain Tax Matters.
                    -------------------

     (a) The General Partner shall be designated the TMP as defined in Section 6231(a)(7) of the Code with respect to operations conducted by the Partnership. The TMP shall comply with the requirements of Sections 6221 through 6232 of the Code and the Treasury Regulations promulgated thereunder, and the Partners further agree as follows:

     (b) The TMP shall have a continuing obligation to provide the Internal Revenue Service with sufficient information so that proper notice can be mailed to all Partners as provided in Section 6223 of the Code, and the Partners shall furnish the TMP with such information (including information specified in Section 6230(e) of the Code) as the TMP may reasonably request for such purpose.

     (c) The TMP shall keep each Partner informed of all administrative and/or judicial proceedings for the adjustment of Partnership items (as defined in Section 6231(a)(3) of the Code and regulations promulgated thereunder) at the Partnership level.

     (d) If any administrative proceeding contemplated under Section 6223 of the Code has begun, the Partners shall, upon request by the TMP, notify the TMP of their treatment of any

Partnership item on their federal income tax return which is or may be inconsistent with the treatment of that item on the Partnership's return.

     (e) Any Partner who enters into a settlement agreement with the Secretary of the Treasury with respect to Partnership items shall notify the other Partners of such settlement agreement and its terms within 30 days after the date of such settlement.

     (f) If the TMP elects not to file suit concerning an administrative adjustment or request for administrative adjustment and another Partner elects to file such a suit, such other Partner shall notify all Partners of such intention and the forum or forums in which such suit shall be filed shall be agreed to by all of the Partners.

     (g) Each Partner shall be entitled to participate in all administrative proceedings with the Internal Revenue Service, as provided by Code Section 6224(a).

     (h) The obligations imposed on the TMP and participation rights afforded the Partners by this Agreement and Sections 6221 through 6232 of the Code may not be restricted or limited in any fashion by the TMP or any Partner or Partners without the written consent of all of the Partners.

     (i) The TMP shall have, subject to the prior approval of Partners holding a majority of Partnership Percentages, the right to extend the statute of limitations, file a request for an administrative adjustment, file suit concerning any tax refund or deficiency relating to any Partnership administrative adjustment or enter into any settlement agreement relating to any Partnership item of income, gain, loss, deduction or credit for any taxable year of the Partnership.

     SECTION 2.06.  Facilities.   The Partnership shall share office space with
                    ----------
Cardinal Investment Company, Inc. and, in exchange therefor, the Partnership shall pay to Cardinal a portion of the management fee provided in Section 2.07 below.

     SECTION 2.07.  Compensation.   The General Partner shall charge a one
                    ------------
percent (1%) management fee of the total assets of the Partnership. Such management fee shall be accrued against the Capital Accounts of the Partners of the Partnership at the end of each fiscal quarter of the Partnership at a rate of one quarter of one percent (0.25%) of total assets. If a Limited Partner withdraws capital at a time other than the end of a Fiscal Year in accordance with Section 4.02, the Partnership may, in the sole discretion of the General Partner, charge the Limited Partner a withdrawal fee equal to two percent (2%) of the capital being withdrawn to cover any costs associated with liquidating Securities to allow the Partnership to pay such withdrawal, along with any other administrative costs associated with the withdrawal. This Section 2.07 does not in any way limit the General Partner's right to reimbursement of costs and expenses incurred on behalf of the Partnership pursuant to Section 2.02(h).

     SECTION 2.08.  Liability.  The General Partner shall perform his duties
                    ---------
under this Agreement with ordinary prudence and in a manner reasonable under the circumstances. The General

Partner shall not be liable to the Partnership or the Limited Partners for any loss or liability caused by any act, or by the failure to do any act, unless such loss or liability arises from the General Partner's intentional misconduct, gross negligence, intentional violation of applicable law, material breach of this Agreement or fraud. The General Partner shall be entitled to deal with his Affiliates in the performance of his duties and obligations under this Agreement, unless expressly prohibited therefrom by a specific provision hereof.

     SECTION 2.09.  Removal of General Partner.  Partners owning three-fourths
                    --------------------------
(3/4) of the Partnership Percentages shall be entitled to remove the General Partner at any time and for any reason, with or without cause, and Limited Partners may by majority of Partnership Percentages (a) elect a substitute or successor General Partner who shall thereafter be admitted as the General Partner and (b) elect to reconstitute the Partnership and continue its business. Upon the removal of the General Partner, (i) the General Partner may, at his option, retain his Partnership Percentage as a Limited Partner with all of the rights and duties pertaining thereto and (ii) all Limited Partners shall be entitled to withdraw from the Partnership as of the date of removal of the General Partner and receive the positive balance of their respective Capital Accounts in cash in accordance with Section 6.02 hereof. If the Limited Partners by majority of Partnership Percentages elect to continue the Partnership and to replace the General Partner, the removal of the General Partner shall be effective immediately after the time that such successor General Partner is appointed and admitted to the Partnership.

     SECTION 2.10.  Power of Attorney.
                    -----------------

     (a) Each Limited Partner hereby irrevocably severally appoints and constitutes the General Partner, his successors and assigns hereunder, as its true and lawful attorney-in-fact, with full power and authority, on its behalf and in its name, to execute, acknowledge, swear to, deliver and, where appropriate, file in such offices and places as may be required by law:

          (i) any amendment to this Agreement, and as contemplated by Section 2.02(e) hereof, the Certificate of Limited Partnership, required by a change in the name of the Partnership, a change of the name or address of the registered agent of the Partnership, the withdrawal of the General Partner, or the admission of any party to the Partnership as a General Partner, if such admission is in compliance with the applicable provisions hereof; and

          (ii) any amendment to this Agreement upon compliance with Section
     10.03.

     (b) The power of attorney granted by the Limited Partners to the General Partner under Paragraph (a) above is a special power coupled with an interest and is irrevocable, and may be exercised by any party who at the time of exercise is a General Partner of the Partnership. Such power of attorney shall survive the death or legal incapacity of a Limited Partner and any assignment or abandonment of all or any portion of his interest in the Partnership or his withdrawal from the Partnership.

     SECTION 2.11.  Section 754 Election.  Upon the request of any Partner in
                    --------------------
connection with a distribution of property by the Partnership to a Partner or Partners or a transfer by a Partner of an interest in the Partnership, the Partnership shall file such documents and take such other action as may be necessary to make the election provided by Section 754 of the Internal Revenue Code of 1986, as amended.

                                  ARTICLE III
                                  -----------

                   CAPITAL ACCOUNTS OF PARTNERS; ALLOCATIONS
                   -----------------------------------------

     SECTION 3.01.  Capital Contributions.  Each Partner has made an initial
                    ---------------------
Capital Contribution in cash in the amount set forth opposite such Partner's name in the Schedule. After the formation of the Partnership, any new Partner may make initial Capital Contributions in any amount approved by the General Partner and shall be bound by the provisions of this Agreement. Additional Capital Contributions to the Partnership may be made by Partners only in accordance with the provisions of Section 3.02.

     SECTION 3.02.  Additional Capital Contributions.  At the beginning of any
                    --------------------------------
fiscal quarter of the Partnership, any Partner may make Additional Capital Contributions to the Partnership as long as such Additional Capital Contribution is delivered within five days after the first day that begins such quarter and the General Partner, in its sole discretion has approved such Additional Capital
Contribution.   All Additional Capital Contributions shall be delivered to the
General Partner for the benefit of the Partnership in cash, certified or cashier's check or Federal funds wire transfer. The General Partner shall never permit its Partnership Percentage to be less than one percent (1%), and shall make such Additional Capital Contributions as may be necessary to maintain such minimum Partnership Percentage.

     SECTION 3.03.  Partnership Percentages.  A Partnership Percentage shall be
                    -----------------------
determined for each Partner for each Accounting Period and shall be set forth in a schedule which shall be filed with the records of the Partnership.

     SECTION 3.04.   Capital Accounts.
                     ----------------

     (a) Unless and until the General Partner determines that such would not be in the best interest of the Partners and the Partnership (in which case Capital Accounts shall be maintained in accordance with generally accepted accounting principles), the Partnership shall establish and maintain a capital account ("Capital Account") for each Partner in accordance with Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). If the General Partner makes the determination provided in the preceding sentence, he shall promptly give notice to the Partners of such decision, prior to taking any action hereunder, with such notice to include a description of the proposed change and its consequences. Except as provided in, Section 3.04(b) and otherwise by this Agreement, the Capital Account balance of each Partner shall be credited (increased) by (i) the amount of money contributed by such Partner to the capital of the Partnership, (ii) the fair market value of property contributed by such Partner to the capital of the Partnership (net of liabilities secured by such property that the Partnership assumes or takes subject to), and (iii) such Partner's allocable share of Partnership income and gain (or items thereof) including income and gain exempt from federal taxation, and the Capital Account balance of each Partner shall be debited (decreased) by (i) the amount of cash distributed to such Partner, (ii) the fair market value of property distributed to such Partner (net of liabilities secured by such property which the Partner assumes or takes subject to), and (iii) of such Partner's share of Partnership losses, depreciation and other deductions, including such Partner's share of expenditures of the Partnership described in
Section 705(a)(2)(B) of the Code. Notwithstanding the foregoing, a Partner's Capital Account shall not be adjusted to reflect gain or loss attributable to the disposition of property contributed by such Partner to the extent such Partner's Capital Account reflected such inherent gain or loss in the property on the date of its contribution to the Partnership.

     (b) On the opening of business on any Adjustment Date, the Capital Accounts of all the Partners shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in all the Partnership's property (that has not previously been reflected in the Capital Accounts) would be allocated among the Partners if there were a taxable disposition of all such property on such Adjustment Date. "Adjustment Date" means the effective day (i) of a distribution of cash and/or property to a Partner in complete or partial liquidation of such Partner's interest in the Partnership (including distributions made pursuant to Sections 4.01 and 4.02 hereof); (ii) of a distribution in liquidation of the Partnership; (iii) the admission to the Partnership of one or more Limited Partners pursuant to Section 5.01 hereof;
(iv) of any other non-pro rata contribution to or distribution from the Partnership, including, without limitation, additional capital contributions; or
(v) of the day after the last day of the Fiscal Year.

     SECTION 3.05.  Deficit Capital Account Balances.  Upon liquidation of the
                    --------------------------------
Partnership, no Limited Partner with a deficit balance in its Capital Account shall have any obligation to restore such deficit balance, or to make any contribution to the capital of the Partnership, except to the extent such Limited Partner is personally liable to make contributions to the capital of the Partnership pursuant to Section 1.04 of this Agreement. Upon liquidation of the partnership, the General Partner shall be obligated to contribute to the capital of the Partnership within ninety (90) days after the date of such liquidation an amount equal to his deficit Capital Account balance which amount shall be paid to the creditors of the Partnership or distributed to the other Partners in accordance with their positive Capital Account balances.

     SECTION 3.06.  Allocation of Net Profits  and Net Loss.
                    ----------------------------------------

     (a) Net Profits and Net Losses for each Accounting Period from the operations of the Partnership shall be determined in accordance with the method of accounting and books and records of the Partnership. Except as provided in Sections 3.06(b), (c) and (d) and 3.07, Net Profits and Net Losses attributable to each Accounting Period shall be allocated among the Partners as follows:

          (i) First, each Partner shall preliminarily be allocated Net Profits and Net Losses during the Accounting Period, pro rata in accordance with their Partnership Percentages for such Accounting Period; and

          (ii) Second, notwithstanding Section 3.06(a)(i), at the end of each Fiscal Year, after giving effect to the allocations provided for in Section 3.06(a)(i), 20% of the amount, if any, by which Net Profits for such Fiscal Year exceed Net Losses for such Fiscal Year shall be reallocated to the General Partner.

     (b) Notwithstanding anything to the contrary contained herein, items of income, gain, loss and deduction with respect to an adjustment to the Partners' Capital Accounts pursuant to Section 3.04(b) to reflect a revaluation of the property of the Partnership shall be allocated among the Partners so as to take account of the adjustments to the Partner's Capital Accounts as required in Treasury Regulation Sections 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(g), as currently in effect.

     (c) In accordance with Code Sections 704(b), 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to (i) any property contributed to the capital of the Partnership, and (ii) all property owned by the Partnership on each Adjustment Date, shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its value on, as the case may be, the date of contribution or the Adjustment Date.

     (d) For income tax purposes, allocations of income or loss (and items thereof) shall be made in accordance with the foregoing allocations of income and loss for financial purposes.

     (e) As between a Partner who has transferred all or part of its interest in the Partnership and its transferee, all items of income, gain, deduction and loss, for any year shall be apportioned on the basis of the number of days in each such year that each was the holder of such interest (making adjustments necessary to comply with the provisions of Section 706(d)(2) of the Code), without regard to the results of the Partnership's operations during the period before and after the date of such transfer, provided that if both the transferor and transferee consent thereto a special closing of the books shall be had as of the effective date of such transfer and the apportionment of items of income and gain, and deduction and loss, shall be made on the basis of actual operating results.

     SECTION 3.07.  Qualified Income Offset Provision.  Notwithstanding anything
                    ---------------------------------
else to the contrary contained herein, to the extent that the allocation of any loss or deduction would cause the deficit Capital Account balance of any Partner to exceed the dollar amount that such Partner is obligated to restore upon liquidation of the Partnership as of the end of the Partnership's taxable year to which such allocation relates, such Partner will not be allocated a loss or deduction which will cause or increase a deficit balance in such Partner's Capital Account in excess of such amount. For purposes of this subsection, the Capital Account of each Partner shall be reduced (a) for any distributions that, as of the end of such year, reasonably are expected to be made to such Partner to the extent they exceed offsetting increases to such Partner's Capital Account that reasonably are expected to occur during (or prior to) the Partnership taxable years in which such distributions reasonably are expected to be made, (b) adjustments that as of the end of such year reasonably are expected to be made for depletion adjustments, and (c) allocations that, as of the end of such year, reasonably are expected to be made pursuant to Code Section 704(e)(2) (dealing with family partnerships), Code Section 706(d) (dealing with changes in Partners' interests) and Treasury Regulation Section 1.751-1 (dealing with unrealized receivables and inventory items), all as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d). A Partner who unexpectedly receives an adjustment, allocation or distribution described immediately above which causes or increases a deficit balance in such Partner's Capital Account (in excess of any dollar amount of such deficit balance that such Partner is obligated to restore upon liquidation, as of the end of the Partnership's taxable year to which such allocation relates) will be allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

     To the extent this Section 3.07 prevents the allocation of a deduction or loss to a Partner, such deduction or loss shall be allocated between the Partners in accordance with their interests in the Partnership as determined under Treasury Regulation Section 1.704-1(b)(3).

                                   ARTICLE IV
                                   ----------

                EARNINGS DISTRIBUTIONS AND WITHDRAWAL OF CAPITAL
                ------------------------------------------------

     SECTION 4.01.  Earnings Distributions.  Unless the General Partner, in its
                    ----------------------
sole discretion, decides otherwise, all net income for each Fiscal Year from the operations of the Partnership shall be retained by the Partnership for the benefit of the Partners' Capital Accounts. The General Partner may, in its sole discretion, make such distributions of net income to enable each Partner to pay his or her federal income liability with respect to such Partner's distributable share of the Partnership's federal income tax liability.

     SECTION 4.02.  Withdrawals.  Should any Limited Partner desire to withdraw
                    -----------
any portion of the positive balance of his Capital Account (as adjusted pursuant to Article VII hereof), other than the distributions contemplated by Section
4.01 hereof, such Limited Partner or Partners shall notify the General Partner in writing of such intent no later than thirty (30) days before the end of the Fiscal Year. Any such withdrawal may only be effective as of the end of a Fiscal Year. All such withdrawals from the Capital Accounts of the withdrawing Limited Partner or Partners shall be paid in cash or, at the sole option of the General Partner, by distribution of Partnership property valued in accordance with this Agreement to the withdrawing Limited Partner or Partners by the Partnership as soon as reasonably practicable after the books of the Partnership are closed with respect to such Fiscal Year and the Partnership's information
tax return for such Fiscal Year has been prepared.   The General Partner may, at
its sole option, estimate the withdrawing Limited Partner's Capital Account as of the end of the Fiscal Year taking into account, inter alia, the amount, if
                                                   ----------
any, of Net Profits that may be allocated to the General Partner pursuant to
Section 3.06(a)(ii), and may make a payment in partial satisfaction of the amount that the Limited Partner's seeks to withdraw, before the books are closed and the Partnership's information tax returns are completed for such Fiscal Year. The

General Partner may, in its sole discretion, permit a Limited Partner to withdraw any portion of the positive balance of his Capital Account as permitted in this Section 4.02 at the end of each fiscal quarter of the Partnership in the case of special circumstances. However, any such withdrawal shall comply in all respects with the provisions of this Agreement applicable to annual withdrawals of capital specified in this Section 4.02.

     SECTION 4.03.  Audit.  In the event that the Partnership makes any
                    -----
distributions pursuant to the terms of this Agreement, which, after a Partnership audit, are determined to be in excess of the distribution properly allowable hereunder, such Partner shall promptly return to the Partnership such excess together with interest thereon from the date of receipt of such excess to the date of repayment at the prime or base rate of interest announced from time to time by NationsBank of Texas, N.A., or its successor.

                                   ARTICLE V
                                   ---------

                           ADMISSION OF NEW PARTNERS
                           -------------------------

     SECTION 5.01.  New Limited Partners.  The General Partner may admit,
                    --------------------
effective at the beginning of any Fiscal Year, one or more new Limited Partners and determine the terms and conditions thereof, so long as they are identical to the terms and provisions of this Agreement, subject only to the condition that each such new Limited Partner shall execute an appropriate amendment or supplement to this Agreement pursuant to which he agrees to be bound by the terms and provisions hereof. Admission of one or more new Limited Partners shall not be a cause for dissolution of the Partnership. Upon the admission of one or more new Limited Partners, the Capital Account of each Partner shall be adjusted as contemplated by Section 3.04 hereof.

                                  ARTICLE VI
                                  ----------

                   WITHDRAWAL, DEATH OR INSANITY OF PARTNERS
                   -----------------------------------------

     SECTION 6.01.  Withdrawal of General Partner.
                    -----------------------------

     (a) Should the General Partner desire to withdraw from the Partnership, he shall notify the Limited Partners of such intent no later than December 1 of the then-current Fiscal Year with his withdrawal to be effective on and as of midnight on December 31 of such Fiscal Year. The withdrawal of the General Partner shall dissolve the Partnership unless prior to the effective date of such withdrawal the Limited Partners owning a majority of Partnership Percentages shall have selected a successor general partner and such person, firm, corporation, partnership or other entity who shall have been admitted as a General Partner, who shall have entered into an amendment to this Agreement assuming the responsibilities of the General Partner hereunder and who shall have received a Capital Account, by contribution or transfer of interest, in an amount (for so long as the aggregate Capital Accounts of all partners is less than $50 million) of not less than 1% of the aggregate Capital Accounts, in which case the Partnership shall not be dissolved. Subject to Sections

1.04 and 6.03, upon withdrawal, the General Partner shall be entitled to receive his positive Capital Account balance (as adjusted pursuant to Section 3.04 hereof as the same is shown in the Partnership's books and records) as of the end of such Fiscal Year, not later than the tenth day following the day the books of the Partnership are closed and the Partnership's tax return for such Fiscal Year is completed. No approval or consent of any Limited Partner shall be required for the withdrawal of such incumbent General Partner, whether or not such withdrawal ultimately results in termination and liquidation of the Partnership.

     (b) The withdrawal of the incumbent General Partner, without due succession of another General Partner, shall cause the Partnership to terminate, and Limited Partners holding a majority of Partnership Percentages may select one or more persons, firms, corporations or other entities (the "Terminating Party") to wind up the affairs of the Partnership in due course and discharge the functions exercised by the General Partner under Sections 7.01 and 7.02, and the interest in the Partnership of the General Partner shall continue at the risk of the Partnership business until the affairs of the Partnership have been wound up in due course.

     (c) In the event of an event of withdrawal (as defined in the Texas Act) of the General Partner, other than his or its removal or voluntary withdrawal provided for above, which results in the termination and liquidation of the Partnership, the interest in the Partnership of such General Partner shall continue at the risk of Partnership business until the affairs of the Partnership have been wound up in due course in accordance with Sections 7.01 and 7.02 hereof, and his or its legal representative shall be entitled to receive the positive balance of his or its Capital Account in accordance with Sections 7.01 and 7.02 hereof, except as provided in Sections 1.04 and 6.03 hereof.

     SECTION 6.02.  Withdrawal, Death, etc., of Limited Partner.
                    -------------------------------------------

     (a) Except as otherwise provided in Sections 2.06 and 2.10 hereof, should a Limited Partner or Limited Partners desire to withdraw from the Partnership, it or they shall notify the General Partner of such intent no later than thirty days before the end of the then current Fiscal Year of its or their withdrawal to be effective on and as of midnight on the last day of such Fiscal Year, unless the Partnership is terminated earlier. Except as provided in Section 6.03, the Limited Partner shall be entitled to receive the positive balance of his Capital Account (as adjusted pursuant to Section 3.04 hereof) as the same is shown on the Partnership's books and records as of the effective day of such withdrawal. The Capital Accounts of the withdrawing Limited Partner shall be paid in cash or, at the sole option of the General Partner, by distribution of Partnership property valued in accordance with this Agreement to the withdrawing Limited Partner by the Partnership as soon as reasonably practicable after the books of the Partnership are closed with respect to such Fiscal Year and the Partnership's information tax return for such Fiscal Year has been prepared.
The General Partner may, at its sole option, estimate the withdrawing Limited Partner's Capital Account as of the end of the Fiscal Year, and may make a payment in partial satisfaction of the Capital Account of the withdrawing the Limited Partner, before the books are closed and the Partnership's information tax returns are completed for such Fiscal Year.

     (b) The withdrawal, liquidation, death or insanity of a Limited Partner shall not dissolve the Partnership.

     (c) In the event of liquidation, death or insanity of a Limited Partner, the positive Capital Account balance (as adjusted pursuant to Section 3.04 hereof) of such Limited Partner shall be paid to the legal representative of such liquidated, deceased or insane Limited Partner following the close of the Fiscal Year in accordance with the provisions of Section 6.02(a) as if such deceased or insane Limited Partner had voluntarily withdrawn from the Partnership, except as provided in Section 6.03 hereof. In the event of the liquidation, death or insanity of a Limited Partner, the legal representatives of such Limited Partner may, with the written approval of the General Partner, continue as a Limited Partner after the end of the Fiscal Year during which such event occurred. The interest of a Limited Partner who dies or becomes insane, or the interest of the legal representatives of such Limited Partner, shall not after the end of such Fiscal Year be included as an asset of the Partnership nor included in calculating Partnership Percentages or a majority of Partnership Percentages of the Limited Partners under Sections 6.01, 7.01 or 10.03;

provided, however, in the event the General Partner has approved the continuance
--------
of a Limited Partner's legal representatives as a Partner of the Partnership pursuant to the preceding sentence, such Partnership Percentages shall be so included in such calculations.

     SECTION 6.03.  Limitations on Withdrawal of Capital Account; Prorated
                    ------------------------------------------------------
Distributive Share.  The right of any withdrawn, terminated, liquidated,
------------------
deceased or insane Partner or his legal representative to have distributed the positive balance of such Partner's Capital Account is subject to the reasonable provision by the General Partner, the successor General Partner or the Terminating Party, as appropriate, for all Partnership liabilities in accordance with the Texas Act and for reserves for contingencies, which reserves shall be held in escrow. The unused portion of any reserve shall be distributed after the General Partner shall have determined that the need therefor shall have ceased.

                                  ARTICLE VII
                                  -----------

                    DURATION AND TERMINATION OF PARTNERSHIP
                    ---------------------------------------

     SECTION 7.01.  Dissolution and Wind-up of Affairs.
                    ----------------------------------

     (a) It is the intention of the Partners that the business of the Partnership be continued by the Partners, or those remaining, pursuant to the provisions of this Agreement, notwithstanding the occurrence of any event which would result in a statutory dissolution of the Partnership pursuant to the laws of the State of Texas, and no Partner shall be released or relieved of any duty or obligation hereunder by reason thereof; provided, however, that the business of the Partnership shall be terminated, its affairs wound-up and its property and assets distributed in liquidation on the earlier to occur of:

          (i)   December 31, 2010;

          (ii) a determination by holders of a majority of Partnership Percentages that the business of the Partnership should be terminated;

          (iii) the bankruptcy or insolvency of the Partnership;

          (iv)  subject to Section 6.01 hereof and the provisions of paragraph
     (b) below, the occurrence of an event of withdrawal (as defined in the Texas Act) with respect to a General Partner; or

          (v) the date upon which the Partnership is terminated under Section 7.02(c). For purposes of this Agreement, bankruptcy shall be deemed to have occurred when the party in question files a petition under any section or chapter of the Federal Bankruptcy Code, as amended, or an order for relief under Title 11 of the United States Code Annotated is entered against it, and insolvency shall be deemed to have occurred when the party in question admits in writing that its assets are insufficient to pay its liabilities as they mature.

     (b) Upon the occurrence of any event set forth in subparagraph (iv) of paragraph (a) above with respect to a General Partner, the business of the Partnership shall be continued pursuant to the provisions of this Agreement if there (i) remains at least one General Partner, or (ii) is no remaining General Partner, the Limited Partners unanimously shall elect a new General Partner in accordance with Section 6.01 hereof.

     (c) As expeditiously as possible following the occurrence of an event giving rise to a termination of the business of the Partnership, the General Partner (or a special liquidator who may be appointed by Limited Partners owning a majority of Partnership Percentages if the termination results from the circumstance described in Section 7.01 (a)(iv) above) shall wind-up the affairs of the Partnership, sell its property and assets for cash at the highest price reasonably obtainable and distribute the proceeds in accordance with Section
7.02 in liquidation of the Partnership.

     SECTION 7.02.  Termination and Liquidation.
                    ---------------------------

     (a) Upon liquidation (as defined in Section 7.02(c) hereof) of the Partnership, the assets of the Partnership shall be distributed as soon as practicable after the date of such liquidation or the end of the Partnership's taxable year in which the liquidation occurs and shall be applied in the following order of priority:

         (i) to the payment of debts and liabilities of the Partnership (including amounts owed to Partners or former Partners);

         (ii) unless inconsistent with Treasury Regulation Section 1.704-1(b)(2)(ii)(b), or any successor provision, to set up any reserves which the General Partner reasonably determines to be necessary for contingent or unforeseen liabilities or obligations of the Partnership arising out of or in connection with the business of the Partnership; and

         (iii) after all Capital Account adjustments for the Partnership's taxable year in which the liquidation occurs (including without limitation adjustments required under Treasury Regulation Section 1.704-1(b)(2)(iv)(e), relating to distributions in kind), to the Partners in accordance with each Partner's positive Capital Account balance.

     (b) If a transfer of an interest in the Partnership results in a termination of the Partnership for federal income tax purposes under Section 708(b)(1)(B) of the Code (or any successor provision thereto), Section 7.02(a) hereof shall not apply and a Partner's portion of the constructive liquidating distribution of the Partnership's assets that is deemed to occur under Treasury Regulation Section 1.708-1(b)(1)(iv) (or any similar or successor provision) shall be determined in accordance with the Capital Accounts of the Partners as determined after taking into account all Capital Account adjustments for the Partnership's taxable year ending on the date of such termination.

     (c) For purposes of this Section 7.02, a liquidation of the Partnership shall occur upon the date upon which the Partnership is terminated under Section 7.01.

     SECTION 7.03.  Liquidation of Partner's Interest.  If a Partner's interest
                    ---------------------------------
in the Partnership is to be liquidated, liquidating distributions shall be made in accordance with the positive Capital Account balance of such Partner, as determined after taking into account all Capital Account adjustments (including
Section 3.04 hereof) for the Partnership's taxable year during which such liquidation occurs. Where a Partner's interest is to be liquidated by a series of distributions, such Partner's interest shall not be considered liquidated until the final distribution has been made. For purposes of this Section 7.03, a liquidation of a Partner's interest in the Partnership means the termination of the Partner's entire interest in the Partnership by means of a distribution or series of distributions to the Partner by the Partnership. Where a Partner's interest is to be liquidated by a series of distributions, the interest shall not be considered as liquidated until the final distribution has been made.

                                  ARTICLE VIII
                                  ------------

                              REPORTS TO PARTNERS
                              -------------------

     SECTION 8.01.  Financial Statements.  Unaudited financial statements as of
                    ---- ---------------
the end of each fiscal quarter of the partnership shall be prepared by the General Partner and distributed to all of the Partners. Such financial statements shall include a report of the amount of such Partner's Capital Account at and as of the end of such calendar year, determined pursuant to
Section 3.04.

     SECTION 8.02.  Tax Returns.  As soon as possible after the end of each
                    -----------
Fiscal Year, the General Partner shall cause to be prepared and mailed to each Partner or other person who was a Partner at any time during such Fiscal Year (or his legal representative) Internal Revenue Service Form K-1 and such other information as shall be necessary for such Partner or former Partner (or his legal representative) to prepare his income tax returns in accordance with the laws, rules and regulations then prevailing.

                                   ARTICLE IX

                                INDEMNIFICATION
                                ---------------

     If a General Partner, or any person appointed by the General Partner as a manager, officer or other agent (whether acting as the General Partner or, at the request of the Partnership in connection with Securities held by the Partnership, as a representative of another enterprise) or a representative of such General Partner (a "Partnership Functionary") is, was or is threatened to be made a named defendant or respondent in a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding (herein collectively referred to as a "Proceeding"), by reason of the fact that such person was or is serving as a Partnership Functionary in accordance with the provisions of this Agreement, then the Partnership shall (i) indemnify such Partnership Functionary against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred in connection with such Proceeding, and (ii) pay or reimburse the Partnership Functionary, in advance of the final disposition of the Proceeding, reasonable expenses incurred in connection with the Proceeding, all to the fullest extent permitted by the Texas Act, unless such penalty, fine, expense or other loss incurred by such Partnership Functionary is attributable to his intentional misconduct, gross negligence, violation of law, material breach of this Agreement or fraud.

                                   ARTICLE X
                                   ---------

                                 MISCELLANEOUS
                                 -------------

     SECTION 10.01. Expenses.  The Partnership shall bear the pre-organizational
                    --------
and organizational expenses of the Partnership.

     SECTION 10.02. General.  This Agreement (a) shall be binding on the legal
                    -------
representatives, executors, administrators, estates, heirs, successors and permitted assigns of the Partners, (b) shall be governed by, and construed in accordance with, the laws of the State of Texas, and (c) this Agreement and any amendment hereto may be executed in several counterparts with the same effect as if the parties executing the several counterparts had all executed one counterpart as of the date and year first above written on this Agreement or on any amendment to this Agreement; provided, however, that each separate
                                 --------  -------
counterpart shall have been executed by the General Partner and that the several counterparts, in the aggregate, shall have been signed by all of the Partners.

     SECTION 10.03. Amendments to Partnership Agreement.  The terms and
                    -----------------------------------
provisions of this Agreement may be amended at any time and from time to time
(a) in accordance with Section 2.11 hereof or (b) with the written consent of Limited Partners holding a majority of Partnership Percentages and the written consent of the General Partner.

     SECTION 10.04. Notices.  Each notice relating to this Agreement shall be in
                    -------
writing and delivered in person or by registered or certified mail, return receipt requested. All notices to the Partnership or to the General Partner shall be addressed to the Partnership's principal office and place of business. All notices addressed to a Limited Partner shall be addressed to such Limited Partner at the address set forth in the Schedule as then in effect. Any Partner may designate a new address by notice to that effect given to the Partnership. Unless otherwise specifically provided in this Agreement, a notice shall be deemed to have been effectively given five (5) days after being mailed by registered or certified mail, return receipt requested, to the proper address or delivered in person.

     SECTION 10.05. Number and Gender of Words.  Whenever in this Agreement the
                    --------------------------
singular number is used, the same shall include the plural, where appropriate, and vice versa; and words of any gender shall include all other genders where
    ----
appropriate.

     SECTION 10.06. Headings.  The titles of the Articles and the headings of
                    --------
the Sections of this Agreement are for convenience of reference only and are not to be considered in construing the terms and provisions of this Agreement.

     SECTION 10.07. Partition.  No Partner shall be entitled to a partition of
                    ---------
any property or assets of the Partnership, notwithstanding any provision of law to the contrary.

     SECTION 10.08. Provisions Severable.  Every provision of this Agreement is
                    --------------------
intended to be severable and, if any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

     SECTION 10.09. Partner Activities.  Except as provided in Sections 2.04 and
                    ------------------
2.09, but otherwise notwithstanding anything to the contrary contained in or inferable from this Agreement, the Texas Act or any other statute or principle of law, neither the Partners nor any of their Affiliates shall be prohibited or restricted in any way from investing in or conducting, either directly or indirectly, and may invest in and/or conduct, either directly or indirectly, businesses of any nature whatsoever, including the ownership and operation of businesses or properties similar to or in the same geographical area as those held by the Partnership. Any such investment in or conduct of any such business by a Partner or Affiliate thereof shall not give rise to any claim for an accounting by the other Partners or the Partnership or any right to claim any interest therein or the profits therefrom.

     SECTION 10.10. Spouses as Parties.  The parties hereto agree that, if
                    ------------------
applicable, the spouse of each Limited Partner shall be deemed to be a party to this Agreement, shall be bound by all of terms and conditions hereof and shall so signify by executing this Agreement.

     IN WITNESS WHEREOF, the undersigned have hereto set their hands as of the day and year first above written.

                              GENERAL PARTNER:

                              Cardinal Investment Company, Inc.


                              By:________________________________

                              Title:_____________________________

                                                                       Exhibit C


                            CARDINAL PARTNERS, L.P.

                         LIMITED PARTNERSHIP AGREEMENT
                         -----------------------------

                         Dated as of February 12, 1999


THE LIMITED PARTNERSHIP INTERESTS OF CARDINAL PARTNERS, L.P. HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH LAWS. SUCH LIMITED PARTNERSHIP INTERESTS ARE BEING ACQUIRED FOR INVESTMENT ONLY, AND NEITHER SUCH INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE ACT AND ANY OTHER APPLICABLE SECURITIES LAWS; AND (II) THE TERMS AND CONDITIONS OF THIS PARTNERSHIP AGREEMENT. THEREFORE, PURCHASERS OF SUCH INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

                            CARDINAL PARTNERS, L.P.

                         LIMITED PARTNERSHIP AGREEMENT
                         -----------------------------

                         Dated as of February 12, 1999

    The undersigned hereby form, as of the day and year first above written, a limited partnership (the "Partnership") pursuant to the Texas Revised Limited Partnership Act, as may be hereafter amended from time to time (the "Texas Act"), which limited partnership shall be governed by and operated pursuant to the terms and provisions of this Limited Partnership Agreement (the "Agreement").

                                   ARTICLE I
                                   ---------

                               GENERAL PROVISIONS
                               ------------------

     SECTION 1.01.  Terms Defined.  When used in this Agreement, the following
                    -------------
terms shall have the meaning set forth below:

     "Accounting Period" shall mean the period beginning at the opening of business on any Adjustment Date and continuing until the close of business on the day immediately preceding the next Adjustment Date.

     "Additional Capital Contribution" shall mean the amount, if any, of the additional contributions of cash and the fair market value of Securities other than cash (net of liabilities which the Partnership assumes or takes the property subject to) made to the Partnership by Partners in excess of their initial Capital Contributions.

     "Adjustment Date" shall have the meaning set forth in section 3.04(b) hereof.

     "Affiliate" of any Partner shall mean (i) any shareholder, director, officer, partner, employee, family member (related no more distantly than the second degree), agent (including, but not limited to, attorneys and accountants) of any Partner or (ii) any entity owning directly or indirectly, any entity owned directly or indirectly by, or any entity under common ownership with any Partner or any Person or other entity described in (i) above. An "Affiliate" of any person or entity other than a Partner or person described in (i) above shall mean a person, entity or organization, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the person, entity or organization in question. The term "control" as used in the immediately preceding sentence, means, with respect to an entity that is a corporation, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the shares of such corporation and, with respect to a person or organization that is not a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person or organization.

     "Capital Account" shall have the meaning set forth in Section 3.04 hereof.

     "Capital Contribution" shall mean the cash and the fair market value of property other than cash (net of liabilities which the Partnership assumes or takes the property subject to) contributed to the capital of the Partnership by Partners.

     "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and the rules promulgated by the Internal Revenue Service thereunder.

     "Fiscal Year" shall mean the annual accounting period employed by the Partnership for tax and financial purposes, which shall commence on January 1 (except for the first year of the Partnership) and shall end on December 31 of each calendar year.

     "General Partner" shall mean Cardinal Investment Company, Inc., along with any successor General Partner.

     "Limited Partners" shall mean the persons and/or entities listed in Schedule A as Limited Partners from time to time and who have executed a counterpart of this Agreement or an amendment to this Agreement pursuant to which such Limited Partner has agreed to become subject to the terms of this Agreement.

     "Net Profits or Net Losses" shall mean the net profits or net losses of the Partnership for each Accounting Period or Fiscal Year, as applicable, consisting of ordinary income or loss, unrealized capital gains or losses with respect to Securities and the realized capital gain or losses with respect to the disposition of Securities.

     "Partner" or "Partners" shall mean all persons or entities which are, or subsequently will become, General Partners and all Limited Partners of the Partnership.

     "Partnership Functionary" shall have the meaning given it in Article IX.

     "Partnership Percentage" of each Partner during any Accounting Period shall be determined as of the beginning of each Accounting Period and shall be deemed constant throughout such Accounting Period. It shall be the ratio of such Partner's Capital Account at the opening of business on the Adjustment Date upon which such Accounting Period commences to the aggregate of the Capital Accounts of all of the Partners at the opening of business on such Adjustment Date in each case after giving effect to any distributions or contributions, as the case may be, made, or deemed to have been made, on or prior to the opening of business on the first day of such Accounting Period. Each Partner's Partnership Percentage shall be computed to four (4) decimal places and rounded to three (3) decimal places, and the sum of the Partnership Percentages shall be one hundred percent (100%). Each Partner shall have and own during such Accounting Period an undivided interest in the Partnership equal to his Partnership Percentage.

    "Portfolio Value" shall mean the value of all assets of the Partnership, excluding, however, cash, cash equivalents and money-market instruments, determined at the times specified in and in accordance with Section 1.08 hereof.

    "Proceeding" shall have the meaning given it in Article IX hereof.

    "Schedule" shall mean the schedule entitled "Schedule A - Capital Contributions" which is attached hereto and made a part of this Agreement and which may be amended from time to time by the General Partner to the extent required to reflect changes in ranks of the Limited Partners.

    "Security" and "Securities" shall mean the capital stock, preorganization certificates and subscriptions, and warrants, and convertible instruments, bonds, debentures and notes of any person, corporation, government or entity whatsoever, and rights and options relating thereto, and interests or shares in any mutual fund and commodity positions, including put and call options written by the Partnership or by others.

    "TMP" shall mean the Tax Matters Partner for purposes of Section 2.05 hereof.

    "Treasury Regulations" shall mean the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time.

    "Valuation Date" shall mean the close of business on the last day of each fiscal quarter (unless such date is not a trading day on the New York Stock Exchange, in which case the Valuation Date shall be the close of business on the next succeeding day which is a trading day on the New York Stock Exchange) during each Fiscal Year.

    SECTION 1.02.   Partnership Name; Registered Office and Registered Agent.
                    ---------------------------------------------------------
The Partnership shall do business under the name of Cardinal Partners, L.P. The registered office of the Partnership (which shall also be the Partnership's principal office) shall be 500 Crescent Court, Suite 250, Dallas Texas 75201, and the Partnership's registered agent at such address shall be Cardinal Investment Company, Inc.

     SECTION 1.03.       Books and Records.  The General Partner shall keep, or
                         --------------------
cause to be kept, at the expense of the Partnership, for each Fiscal Year a full and accurate set of books and records of all transactions of the Partnership in accordance with generally accepted accounting principles, consistently applied. All of such books and records shall, at all times, be maintained at the principal place of business of the Partnership and all Partners or their agents, accountants or attorneys shall have the right to inspect and copy any of them, at their own expense, during normal business hours.

     SECTION 1.04.  Liability of Partners.  The names of all of the initial
                    ---------------------
Partners and the amounts of their respective initial Capital Contributions are set forth on the Schedule.

     (a) The General Partner shall have unlimited liability for the repayment and discharge of all debts and obligations of the Partnership attributable to any Fiscal Year or part thereof during which he is or was the General Partner of the Partnership. Notwithstanding any other provision in this Agreement, in no event shall any Limited Partner (or former Limited Partner) be obligated to make any additional contribution whatsoever to the Partnership or have any liability for the repayment and discharge of the debts and obligations of the Partnership beyond the amount that such Limited Partner or former Limited Partner has contributed to the Partnership pursuant to Sections 3.01 and 3.02. The Partners recognize and agree that earnings retained in the Partnership pursuant to
Section 4.01 become assets of the Partnership subject to the claims of its creditors.

     (b) As used in this Agreement, the term "former Limited Partner" refers to such persons as hereafter from time to time cease to be Limited Partners pursuant to the terms and provisions of this Agreement.

     SECTION 1.05.  Purposes of Partnership.  The Partnership is organized for
                    -----------------------
the following objects and purposes:

     (a) to invest, buy, hold, sell and trade, on margin or otherwise, in Securities, to sell Securities short (subject to the limits contained in Section 1.06 hereof) and cover such sales, to invest in currencies and stock indexes, and to lend funds or Securities of the Partnership, either with or without security;

     (b) to acquire, hold, sell and trade certificates of deposit, U.S. Treasury Bills, Notes and Bonds;

     (c) to enter into, make and perform all contracts and other undertakings, to engage in all activities and transactions and to incur expenses on behalf of the Partnership as the General Partner may deem necessary or advisable to the carrying out of the foregoing objects and purposes, including without limitation:

          (i) to purchase, hold, sell, exchange, transfer, mortgage, pledge and otherwise acquire and dispose of and exercise all rights, powers, privileges and other incidents of ownership, or possession with respect to Securities;

          (ii) to acquire or convert a long position or a short position with respect to any Security and to make purchases or sales increasing, decreasing or liquidating such position or changing from a long position to a short position or from a short position to a long position, without any limitation as to the frequency of the fluctuation in such positions or as to the frequency of the changes in the nature of such positions;

          (iii) to borrow or raise monies, whether on margin or otherwise, and, from time to time without limitation as to amount or manner and time of repayment, to issue, accept, endorse and execute evidences of indebtedness, and to secure the payment of such or other obligations of the Partnership by mortgage upon, or hypothecation or pledge of, all or part of the property of the Partnership, whether at the time owned or thereafter acquired, subject to the limitations imposed by Section 2.02 hereof;

          (iv) to maintain for the conduct of Partnership affairs one or more offices and in connection therewith rent or acquire office space, engage personnel, whether part-time or full-time, and do such other acts and incur such expenses as the General Partner may deem necessary or advisable in connection with the maintenance and administration of such office or offices; and

          (v) to engage attorneys, accountants, custodians, information services, investment counselors or such other persons as the General Partner may deem necessary or advisable.

     SECTION 1.06.  Certain Activities of Partners.  Except to the extent that
                    ------------------------------
the General Partner shall have determined that no applicable law, rule and regulation will be violated thereby, the Partnership shall not invest in Securities of any publicly held business or economic entity in which any Partner or an Affiliate of a Partner is a director, officer or ten percent (10%) shareholder. Each Partner agrees to promptly so notify the General Partner if or when such Partner or such Partner's Affiliates become or begin a process of becoming a director, officer or ten percent (10%) shareholder of any publicly held business or economic entity.

     SECTION 1.07.  Assignability of Interest.  Except as provided in Section
                    -------------------------
1.09 below or with the consent of the General Partner which consent may be withheld by the General Partner in its sole discretion, a Partner may not assign his interest in the Partnership or pledge, mortgage or hypothecate his interest in the Partnership, in whole or in part, to any person, firm, corporation or other entity except by last will and testament or, if required, by operation of law, and any such attempted assignment shall be void. Any such permitted assignee shall not become a substituted partner unless the General Partner so consents thereto and the assignee executes all documents required by the General Partner in connection therewith.

     SECTION 1.08.  Method of Valuation. On each Valuation Date and on such
                    -------------------
other dates as an evaluation is to be determined in accordance with the terms of this Agreement, the General Partner shall determine or cause to be determined the Portfolio Value. For the purposes of this Agreement, the value of any Security shall be determined as follows:

     (a) marketable Securities listed on a national securities exchange or National Association of Securities Dealers' Automated Quotation National Market System will be valued at the last sales price on the date of valuation, or in the absence of a sale on such date, at the last bid price on the date of valuation;

     (b) marketable Securities traded in the over-the-counter market and reported in the National Association of Securities Dealers' Automated Quotation system will be valued at the closing bid price as reported by such system;

     (c) Securities (other than Securities of a type specified in clause (a) or (b) above) for which prices are regularly quoted by recognized dealers all or a portion of which are immediately salable under regulations of the Securities and Exchange Commission will be valued at the most recent market price; and

     (d) all other Securities will be valued at cost or such other value as may be reasonably determined by the General Partner.

     SECTION 1.09.  Purchase Option.  The General Partner or the Partnership
                    ---------------
shall have the right, but never the obligation, to purchase all, but not less than all, of any Limited Partner's interest in the Partnership as of the end of any fiscal quarter. In order to exercise the option herein granted, the General Partner or the Partnership must notify the affected Limited Partner of its intent to purchase at least ten days before the last day of the fiscal quarter, which shall be the effective date of the purchase. The purchase price for the limited partnership interest being acquired shall be equal to the selling Limited Partner's Capital Account (as adjusted pursuant to Section 3.04 hereof) as of the close of business on the last day of the fiscal quarter. The General Partner or the Partnership, as the case may be, shall pay the purchase price to the selling Limited Partner as soon as reasonably practicable after the books of the Partnership are closed with respect to such fiscal quarter (and if such fiscal quarter is the last quarter of the Fiscal Year, as soon as reasonably practicable after the Partnership's information tax return for such Fiscal Year has been prepared).

                                   ARTICLE II
                                   ----------

                           MANAGEMENT OF PARTNERSHIP
                           -------------------------

     SECTION 2.01.  Management Generally.  The management of the Partnership
                    --------------------
shall be vested exclusively in the General Partner. The Limited Partners shall have no part in the management of the Partnership and shall have no power, authority or right to act on behalf of the Partnership in connection with any matter, except as may be otherwise provided for in this Agreement.

     SECTION 2.02.  Power and Authority of General Partner.  Subject to the
                    --------------------------------------
limitations contained herein, the General Partner shall have the power and authority, and without the consent of any Limited Partners, in the name and on behalf of the Partnership to carry out any and all of the objects and purposes of the Partnership set forth in subsections (a) and (b) of Section 1.05 and to perform all acts and enter into and perform all contracts and other undertakings which he may reasonably deem necessary or advisable or incidental thereto, including without limitation, the power and authority to:

     (a) open, maintain, conduct and close custodian accounts for securities and monies;

     (b) open, maintain, conduct and close accounts, including margin accounts, with brokers, including holding securities in street name;

     (c) open, maintain, and close bank accounts and draw checks or other orders for the payment of monies;

     (d) lend, with or without security, any of the funds or properties of the Partnership and from time to time-without limit as to amount, borrow or raise funds and secure the payment of obligations of the Partnership by mortgage upon, or pledge or hypothecation of, all or any part of the property of the Partnership;

     (e) execute, deliver, acknowledge and file in the name and on behalf of the Partnership (i) a Certificate of Limited Partnership and, as required by law, any amendment or supplement thereto and (ii) all other documents required by law for the operation of the Partnership's business (including, but not limited to, assumed name certificates);

     (f) appoint, engage or retain persons to serve as officers, managers of the Partnership or as a Partnership Functionary, share personnel, equipment, office space, supplies and other services with other persons, partnerships or corporations (including, without limitation, those of Cardinal, or any Affiliate or parent thereof) and, if required, to pay a fair allocated share of such expenses;

     (g) do any and all acts on behalf of the Partnership, and exercise all rights of the Partnership, with respect to its Securities or its interest in any person, firm, corporation or other entity, including, without limitation, the voting of Securities, the negotiation and payment of commissions in amounts in excess of any so-called minimum commission, participation in arrangements with creditors, the institution of suits and administrative proceedings and other like or similar matters;

     (h) act and incur expenses for and on behalf of the Partnership in all matters incidental to the foregoing (if any such costs and expenses are or have been paid by the General Partner on behalf of the Partnership, then the General Partner shall be entitled to reimbursement therefor so long as such costs and expenses were reasonably necessary and reasonable in amount);

     (i) select a method of accounting (consistent with generally accepted accounting principles) for tax and financial reporting purposes for the Partnership; and

     (j) except as otherwise provided in Sections 2.05 hereof, make all Federal income tax elections available to the Partnership.

     SECTION 2.03.  Reliance by Third Parties.  Persons dealing with the
                    -------------------------
Partnership are entitled to rely conclusively upon a certificate of the General Partner to the effect that he is the General Partner and upon the power and authority of the General Partner as herein set forth.

     SECTION 2.04.  Activity of General Partner.  The General Partner hereby
                    ---------------------------
agrees to use its reasonable efforts in connection with the purposes and objects of the Partnership and shall devote to such purposes and objects such time and activity during normal business days and hours as may be reasonably necessary, in its reasonable discretion, for the management of the affairs of the Partnership; provided, however, that nothing contained in this Section 2.04
                 --------  -------
shall preclude the General Partner from acting as a director, officer, agent or employee of any corporation, a partner of any partnership, an investment counselor or advisor to any person, firm, corporation or other entity, a trustee of any trust, an executor or administrator of any estate, or an administrative official of any other business entity, or from participating in profits derived from the investments of any such corporation, trust, estate, partnership or other business entity or person. The General Partner may engage or possess an interest in other business ventures of every nature and description, independently or with others, including, without limitation, performing the same or similar services as contemplated by this Agreement with or for other entities, and neither the Partnership nor any of the other Partners shall have any right by virtue of this Agreement in and to such other ventures or to the income or property derived therefrom. In carrying out its duties, the General Partner may appoint, engage or retain persons to serve as officers or managers of the Partnership or as a Partnership Functionary and to delegate to such persons such of its duties as the General Partner may determine in its reasonable discretion.

     SECTION 2.05.  Certain Tax Matters.
                    -------------------

     (a) The General Partner shall be designated the TMP as defined in Section 6231(a)(7) of the Code with respect to operations conducted by the Partnership. The TMP shall comply with the requirements of Sections 6221 through 6232 of the Code and the Treasury Regulations promulgated thereunder, and the Partners further agree as follows:

     (b) The TMP shall have a continuing obligation to provide the Internal Revenue Service with sufficient information so that proper notice can be mailed to all Partners as provided in Section 6223 of the Code, and the Partners shall furnish the TMP with such information (including information specified in Section 6230(e) of the Code) as the TMP may reasonably request for such purpose.

     (c) The TMP shall keep each Partner informed of all administrative and/or judicial proceedings for the adjustment of Partnership items (as defined in Section 6231(a)(3) of the Code and regulations promulgated thereunder) at the Partnership level.

     (d) If any administrative proceeding contemplated under Section 6223 of the Code has begun, the Partners shall, upon request by the TMP, notify the TMP of their treatment of any

Partnership item on their federal income tax return which is or may be inconsistent with the treatment of that item on the Partnership's return.

     (e) Any Partner who enters into a settlement agreement with the Secretary of the Treasury with respect to Partnership items shall notify the other Partners of such settlement agreement and its terms within 30 days after the date of such settlement.

     (f) If the TMP elects not to file suit concerning an administrative adjustment or request for administrative adjustment and another Partner elects to file such a suit, such other Partner shall notify all Partners of such intention and the forum or forums in which such suit shall be filed shall be agreed to by all of the Partners.

     (g) Each Partner shall be entitled to participate in all administrative proceedings with the Internal Revenue Service, as provided by Code Section 6224(a).

     (h) The obligations imposed on the TMP and participation rights afforded the Partners by this Agreement and Sections 6221 through 6232 of the Code may not be restricted or limited in any fashion by the TMP or any Partner or Partners without the written consent of all of the Partners.

     (i) The TMP shall have, subject to the prior approval of Partners holding a majority of Partnership Percentages, the right to extend the statute of limitations, file a request for an administrative adjustment, file suit concerning any tax refund or deficiency relating to any Partnership administrative adjustment or enter into any settlement agreement relating to any Partnership item of income, gain, loss, deduction or credit for any taxable year of the Partnership.

     SECTION 2.06.  Facilities.   The Partnership shall share office space with
                    ----------
Cardinal Investment Company, Inc. and, in exchange therefor, the Partnership shall pay to Cardinal a portion of the management fee provided in Section 2.07 below.

     SECTION 2.07.  Compensation.   The General Partner shall charge a
                    ------------
management fee equal to one percent (1%) of the value of total assets of the Partnership (such valuation to be determined in good faith by the General Partner). Such management fee shall be accrued against the Capital Accounts of the Partners of the Partnership at the end of each fiscal quarter of the Partnership at a rate of one quarter of one percent (0.25%) of the value of total assets as of the end of each fiscal quarter. If a Limited Partner withdraws capital at a time other than the end of a Fiscal Year in accordance with Section 4.02, the Partnership may, in the sole discretion of the General Partner, charge the Limited Partner a withdrawal fee equal to two percent (2%) of the capital being withdrawn to cover any costs associated with liquidating Securities to allow the Partnership to pay such withdrawal, along with any other administrative costs associated with the withdrawal. This Section 2.07 does not in any way limit the General Partner's right to reimbursement of costs and expenses incurred on behalf of the Partnership pursuant to Section 2.02(h).

     SECTION 2.08.  Liability.  The General Partner shall perform his duties
                    ---------
under this Agreement with ordinary prudence and in a manner reasonable under the circumstances. The General Partner shall not be liable to the Partnership or the Limited Partners for any loss or liability caused by any act, or by the failure to do any act, unless such loss or liability arises from the General Partner's intentional misconduct, gross negligence, intentional violation of applicable law, or fraud. The General Partner shall be entitled to deal with his Affiliates in the performance of his duties and obligations under this Agreement, unless expressly prohibited therefrom by a specific provision hereof.

     SECTION 2.09.  Removal of General Partner.  Partners owning Partnership
                    --------------------------
interests representing three-fourths (3/4) of the Partnership Percentages shall be entitled to remove the General Partner at any time and for any reason, with or without cause, and Limited Partners may by a majority of Partnership Percentages (a) elect a substitute or successor General Partner who shall thereafter be admitted as the General Partner and (b) elect to reconstitute the Partnership and continue its business. Upon the removal of the General Partner,
(i) the General Partner may, at its option, retain its Partnership interest as a Limited Partner with all of the rights and duties pertaining thereto and (ii) all Limited Partners shall be entitled to withdraw from the Partnership as of the date of removal of the General Partner and receive the positive balance of their respective Capital Accounts in cash in accordance with Section 6.02 hereof. If the Limited Partners by majority of Partnership Percentages elect to continue the Partnership and to replace the General Partner, the removal of the General Partner shall be effective immediately after the time that such successor General Partner is appointed and admitted to the Partnership.

     SECTION 2.10.  Power of Attorney.
                    -----------------
     (a) Each Limited Partner hereby irrevocably severally appoints and constitutes the General Partner, his successors and assigns hereunder, as its true and lawful attorney-in-fact, with full power and authority, on its behalf and in its name, to execute, acknowledge, swear to, deliver and, where appropriate, file in such offices and places as may be required by law:

          (i) any amendment to this Agreement, and as contemplated by Section 2.02(e) hereof, the Certificate of Limited Partnership, required by a change in the name of the Partnership, a change of the name or address of the registered agent of the Partnership, the withdrawal of the General Partner, or the admission of any party to the Partnership as a General Partner, if such admission is in compliance with the applicable provisions hereof; and

          (ii) any amendment to this Agreement upon compliance with Section
     10.03.

     (b) The power of attorney granted by the Limited Partners to the General Partner under Paragraph (a) above is a special power coupled with an interest and is irrevocable, and may be exercised by any party who at the time of exercise is a General Partner of the Partnership. Such power of attorney shall survive the death or legal incapacity of a Limited Partner and any assignment or abandonment of all or any portion of his interest in the Partnership or his withdrawal from the Partnership.

     SECTION 2.11.  Section 754 Election.  Upon election by the General Partner
                    --------------------
in its sole discretion, the Partnership shall file such documents and take such other action as may be necessary to make the election provided by Section 754 of the Internal Revenue Code of 1986, as amended.

                                  ARTICLE III
                                  -----------

                   CAPITAL ACCOUNTS OF PARTNERS; ALLOCATIONS
                   -----------------------------------------

     SECTION 3.01.  Capital Contributions.  Each Partner has made an initial
                    ---------------------
Capital Contribution in cash in the amount set forth opposite such Partner's name in the Schedule. After the formation of the Partnership, any new Partner may make initial Capital Contributions in any amount approved by the General Partner and shall be bound by the provisions of this Agreement. Additional Capital Contributions to the Partnership may be made by Partners only in accordance with the provisions of Section 3.02.

     SECTION 3.02.  Additional Capital Contributions.  At the beginning of any
                    --------------------------------
fiscal quarter of the Partnership, any Partner may make Additional Capital Contributions to the Partnership as long as such Additional Capital Contribution is delivered within five days after the first day that begins such quarter and the General Partner, in its sole discretion has approved such Additional Capital
Contribution.   All Additional Capital Contributions made within five days after the first day of a fiscal quarter shall be deemed to have been made on the opening of business on the first day of such fiscal quarter for purposes of determining an Adjustment Date for purposes of Section 3.04(b). All Additional Capital Contributions shall be delivered to the General Partner for the benefit of the Partnership in cash, certified or cashier's check or Federal funds wire transfer.

     SECTION 3.03.  Partnership Percentages.  A Partnership Percentage shall be
                    -----------------------
determined for each Partner for each Accounting Period and shall be set forth in a schedule which shall be filed with the records of the Partnership.

     SECTION 3.04.   Capital Accounts.
                     ----------------

     (a) Unless and until the General Partner determines that such would not be in the best interest of the Partners and the Partnership (in which case Capital Accounts shall be maintained in accordance with generally accepted accounting principles), the Partnership shall establish and maintain a capital account ("Capital Account") for each Partner in accordance with Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). If the General Partner makes the determination provided in the preceding sentence, he shall promptly give notice to the Partners of such decision, prior to taking any action hereunder, with such notice to include a description of the proposed change and its consequences. Except as provided in, Section 3.04(b) and otherwise by this Agreement, the Capital Account balance of each Partner shall be credited (increased) by (i) the amount of money contributed by such Partner to the capital of the Partnership,
(ii) the fair market value of property contributed by such Partner to the capital of the Partnership (net of liabilities secured by such property that the Partnership assumes or takes subject to), and (iii) such Partner's allocable share of Partnership income and gain (or items thereof) as determined for Capital Account purposes in accordance with Regulations Section 1.704-1(b)(2)(iv), including income and gain exempt from federal taxation, and the Capital Account balance of each Partner shall be debited (decreased) by (i) the amount of cash distributed to such Partner, (ii) the fair market value of property distributed to such Partner (net of liabilities secured by such property which the Partner assumes or takes subject to), and (iii) of such Partner's share of Partnership losses, depreciation and other deductions, as determined for Capital Account purposes in accordance with Regulations Section 1.704-1(b)(2)(iv), including such Partner's share of expenditures of the Partnership described in Section 705(a)(2)(B) of the Code. Notwithstanding the foregoing, a Partner's Capital Account shall not be adjusted to reflect gain or loss attributable to the disposition of property contributed by such Partner to the extent such Partner's Capital Account reflected such inherent gain or loss in the property on the date of its contribution to the Partnership.

     (b) On the opening of business on any Adjustment Date, the Capital Accounts of all the Partners shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in all the Partnership's property (that has not previously been reflected in the Capital Accounts) would be allocated among the Partners if there were a taxable disposition of all such property on such Adjustment Date. "Adjustment Date" means the effective day (i) of a distribution of cash and/or property to a Partner in complete or partial liquidation of such Partner's interest in the Partnership (including distributions made pursuant to Sections 4.01 and 4.02 hereof); (ii) of a distribution in liquidation of the Partnership; (iii) the admission to the Partnership of one or more Limited Partners pursuant to Section 5.01 hereof;
(iv) of any other non-pro rata contribution to or distribution from the Partnership, including, without limitation, Additional Capital Contributions; or
(v) of the day after the last day of the Fiscal Year.

     SECTION 3.05.  Deficit Capital Account Balances.  Upon liquidation of the
                    --------------------------------
Partnership, no Limited Partner with a deficit balance in its Capital Account shall have any obligation to restore such deficit balance, or to make any contribution to the capital of the Partnership, except to the extent such Limited Partner is personally liable to make contributions to the capital of the Partnership pursuant to Section 1.04 of this Agreement. Upon liquidation of the partnership, the General Partner shall be obligated to contribute to the capital of the Partnership within ninety (90) days after the date of such liquidation an amount equal to his deficit Capital Account balance which amount shall be paid to the creditors of the Partnership or distributed to the other Partners in accordance with their positive Capital Account balances.

     SECTION 3.06.  Allocation of Net Profits  and Net Loss.
                    ----------------------------------------

     (a) Net Profits and Net Losses for each Accounting Period from the operations of the Partnership shall be determined in accordance with the method of accounting and books and records of the Partnership. Except as provided in Sections 3.06(b), (c) and

     (d) and 3.07, Net Profits and Net Losses attributable to each Accounting Period shall be allocated among the Partners as follows:

          (i) First, each Partner shall preliminarily be allocated Net Profits and Net Losses during the Accounting Period, pro rata in accordance with their Partnership Percentages for such Accounting Period; and

          (ii Second, notwithstanding Section 3.06(a)(i), at the end of each Fiscal Year, after giving effect to the allocations provided for in
          Section 3.06(a)(i), 20% of the amount, if any, by which Net Profits for each Accounting Period in such Fiscal Year exceed Net Losses for each accounting period in such Fiscal Year shall be reallocated to the General Partner.

     (b) Notwithstanding anything to the contrary contained herein, items of income, gain, loss and deduction with respect to an adjustment to the Partners' Capital Accounts pursuant to Section 3.04(b) to reflect a revaluation of the property of the Partnership shall be allocated among the Partners so as to take account of the adjustments to the Partner's Capital Accounts as required in Treasury Regulation Sections 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(g), as currently in effect.

     (c) In accordance with Code Sections 704(b), 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to (i) any property contributed to the capital of the Partnership, and (ii) all property owned by the Partnership on each Adjustment Date, shall, solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its value on, as the case may be, the date of contribution or the Adjustment Date.

     (d) For income tax purposes, allocations of income or loss (and items thereof) shall be made in accordance with the foregoing allocations of income and loss for financial purposes.

     (e) As between a Partner who has transferred all or part of its interest in the Partnership and its transferee, all items of income, gain, deduction and loss, for any year shall be apportioned on the basis of the number of days in each such year that each was the holder of such interest (making adjustments necessary to comply with the provisions of Section 706(d)(2) of the Code), without regard to the results of the Partnership's operations during the period before and after the date of such transfer, provided that if the General Partner in its sole discretion so determines a special closing of the books shall be had as of the effective date of such transfer and the apportionment of items of income and gain, and deduction and loss, shall be made on the basis of actual operating results.

     SECTION 3.07.  Qualified Income Offset Provision.  Notwithstanding anything
                    ---------------------------------
else to the contrary contained herein, to the extent that the allocation of any loss or deduction would cause the deficit Capital Account balance of any Partner to exceed the dollar amount that such Partner is obligated to restore upon liquidation of the Partnership as of the end of the Partnership's taxable year to which such allocation relates, such Partner will not be allocated a loss or deduction which will cause or increase a deficit balance in such Partner's Capital Account in excess of such amount. For purposes of this subsection, the Capital Account of each Partner shall be reduced (a) for any distributions that, as of the end of such year, reasonably are expected to be made to such Partner to the extent they exceed offsetting increases to such Partner's Capital Account that reasonably are expected to occur during (or prior to) the Partnership taxable years in which such distributions reasonably are expected to be made,
(b) adjustments that as of the end of such year reasonably are expected to be made for depletion adjustments, and (c) allocations that, as of the end of such year, reasonably are expected to be made pursuant to Code Section 704(e)(2) (dealing with family partnerships), Code Section 706(d) (dealing with changes in Partners' interests) and Treasury Regulation Section 1.751-1 (dealing with unrealized receivables and inventory items), all as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d). A Partner who unexpectedly receives an adjustment, allocation or distribution described immediately above which causes or increases a deficit balance in such Partner's Capital Account (in excess of any dollar amount of such deficit balance that such Partner is obligated to restore upon liquidation, as of the end of the Partnership's taxable year to which such allocation relates) will be allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

     To the extent this Section 3.07 prevents the allocation of a deduction or loss to a Partner, such deduction or loss shall be allocated between the Partners in accordance with their interests in the Partnership as determined under Treasury Regulation Section 1.704-1(b)(3).

                                   ARTICLE IV
                                   ----------

                EARNINGS DISTRIBUTIONS AND WITHDRAWAL OF CAPITAL
                ------------------------------------------------

     SECTION 4.01.  Earnings Distributions.  Unless the General Partner, in its
                    ----------------------
sole discretion, decides otherwise, all available cash for each Fiscal Year from the operations of the Partnership shall be retained by the Partnership. The General Partner may, in its sole discretion, make such distributions of cash to enable each Partner to pay his or her federal income liability with respect to such Partner's distributable share of the Partnership's federal income tax liability.

     SECTION 4.02.  Withdrawals.  Should any Limited Partner desire to withdraw
                    -----------
any portion of the positive balance of his Capital Account (as adjusted pursuant to Article VII hereof), other than the distributions contemplated by Section
4.01 hereof, such Limited Partner or Partners shall notify the General Partner in writing of such intent no later than thirty (30) days before the end of the Fiscal Year. Any such withdrawal may only be effective as of the end of a Fiscal Year. All such withdrawals from the Capital Accounts of the withdrawing Limited Partner or Partners shall be paid in cash or, at the sole option of the General Partner, by distribution of Partnership property valued in accordance with this Agreement to the withdrawing Limited Partner or Partners by the Partnership as soon as reasonably practicable after the books of the Partnership are closed with respect to such Fiscal Year and the Partnership's information
tax return for such Fiscal Year has been prepared.   The General Partner may, at
its sole option, estimate the withdrawing Limited Partner's Capital Account as of the end of the Fiscal Year taking into account, inter alia, the amount, if
                                                      ----------
any, of Net Profits that may be allocated to the General Partner pursuant to
Section 3.06(a)(ii), and may make a payment in partial satisfaction of the amount that the Limited Partner's seeks to withdraw, before the books are closed and the Partnership's information tax returns are completed for such Fiscal Year. The General Partner may, in its sole discretion, permit a Limited Partner to withdraw any portion of the positive balance of his Capital Account as permitted in this Section 4.02 at the end of each fiscal quarter of the Partnership in the case of special circumstances. However, any such withdrawal shall comply in all respects with the provisions of this Agreement applicable to annual withdrawals of capital specified in this Section 4.02.

     SECTION 4.03.  Audit.  In the event that the Partnership makes any
                    -----
distributions pursuant to the terms of this Agreement, which, after a Partnership audit, are determined to be in excess of the distribution properly allowable hereunder, such Partner shall promptly return to the Partnership such excess together with interest thereon from the date of receipt of such excess to the date of repayment at the prime or base rate of interest announced from time to time by NationsBank of Texas, N.A., or its successor.

                                   ARTICLE V
                                   ---------

                           ADMISSION OF NEW PARTNERS
                           -------------------------

     SECTION 5.01.  New Limited Partners.  The General Partner may admit,
                    --------------------
effective at the beginning of any Fiscal Year, one or more new Limited Partners and determine the terms and conditions thereof, so long as they are identical to the terms and provisions of this Agreement, subject only to the condition that each such new Limited Partner shall execute an appropriate amendment or supplement to this Agreement pursuant to which he agrees to be bound by the terms and provisions hereof. Admission of one or more new Limited Partners shall not be a cause for dissolution of the Partnership. Upon the admission of one or more new Limited Partners, the Capital Account of each Partner shall be adjusted as contemplated by Section 3.04 hereof.

                         ARTICLE VI
                         ----------

          WITHDRAWAL, DEATH OR INSANITY OF PARTNERS
          -----------------------------------------

     SECTION 6.01.  Withdrawal of General Partner.
                    -----------------------------

     (a) Should the General Partner desire to withdraw from the Partnership, he shall notify the Limited Partners of such intent prior to the end of the then-current Fiscal Year with his withdrawal to be effective on and as of midnight on December 31 of such Fiscal Year. The withdrawal of the General Partner shall dissolve the Partnership unless prior to the effective date of such withdrawal the Limited Partners owning Partnership interests representing a majority of Partnership Percentages shall have selected a successor general partner and such person, firm, corporation, partnership or other entity who shall have been admitted as a General Partner, who shall have entered into an amendment to this Agreement assuming the responsibilities of the General Partner hereunder and who shall have received a Capital Account, by contribution or transfer of interest, in an amount approved by Limited Partners owning Partnership interests representing a majority of Partnership Percentages, in which case the Partnership shall not be dissolved. Subject to Sections 1.04 and 6.03, upon withdrawal, the General Partner shall be entitled to receive his positive Capital Account balance (as adjusted pursuant to Section
3.04 hereof as the same is shown in the Partnership's books and records) as of the end of such Fiscal Year, not later than the tenth day following the day the books of the Partnership are closed and the Partnership's tax return for such Fiscal Year is completed. No approval or consent of any Limited Partner shall be required for the withdrawal of such incumbent General Partner, whether or not such withdrawal ultimately results in termination and liquidation of the Partnership.

     (b) The withdrawal of the incumbent General Partner, without due succession of another General Partner, shall cause the Partnership to terminate, and Limited Partners holding Partnership interests representing a majority of Partnership Percentages may select one or more persons, firms, corporations or other entities (the "Terminating Party") to wind up the affairs of the Partnership in due course and discharge the functions exercised by the General Partner under Sections 7.01 and 7.02, and the interest in the Partnership of the General Partner shall continue at the risk of the Partnership business until the affairs of the Partnership have been wound up in due course.

     (c) In the event of an event of withdrawal (as defined in the Texas Act) of the General Partner, other than his or its removal or voluntary withdrawal provided for above, which results in the termination and liquidation of the Partnership, the interest in the Partnership of such General Partner shall continue at the risk of Partnership business until the affairs of the Partnership have been wound up in due course in accordance with Sections 7.01 and 7.02 hereof, and his or its legal representative shall be entitled to receive the positive balance of his or its Capital Account in accordance with Sections 7.01 and 7.02 hereof, except as provided in Sections 1.04 and 6.03 hereof.

     SECTION 6.02.  Withdrawal, Death, etc., of Limited Partner.
                    -------------------------------------------

     (a) Except as otherwise provided in Sections 2.06 and 2.10 hereof, should a Limited Partner or Limited Partners desire to withdraw from the Partnership, it or they shall notify the General Partner of such intent no later than thirty days before the end of the then current Fiscal Year of its or their withdrawal to be effective on and as of midnight on the last day of such Fiscal Year, unless the Partnership is terminated earlier. Except as provided in Section 6.03, the Limited Partner shall be entitled to receive the positive balance of his Capital Account (as adjusted pursuant to Section 3.04 hereof) as the same is shown on the Partnership's books and records as of the effective day of such withdrawal. The Capital Accounts of the withdrawing Limited Partner shall be paid in cash or, at the sole option of the General Partner, by distribution of Partnership property valued in accordance with this Agreement to the withdrawing Limited Partner by the Partnership as soon as reasonably practicable after the books of the Partnership are closed with respect to such Fiscal Year and the Partnership's information tax return for such Fiscal Year has been prepared.
The General Partner may, at its sole option, estimate the withdrawing Limited Partner's Capital Account as of the end of the Fiscal Year, and may make a payment in partial satisfaction of the Capital Account of the withdrawing the Limited Partner, before the books are closed and the Partnership's information tax returns are completed for such Fiscal Year.

     (b) The withdrawal, liquidation, death or insanity of a Limited Partner shall not dissolve the Partnership.

     (c) In the event of the liquidation, death or insanity of a Limited Partner, the positive Capital Account balance (as adjusted pursuant to Section
3.04 hereof) of such Limited Partner shall be paid to the legal representative of such liquidated, deceased or insane Limited Partner following the close of the Fiscal Year in accordance with the provisions of Section 6.02(a) as if such deceased or insane Limited Partner had voluntarily withdrawn from the Partnership, except as provided in Section 6.03 hereof. In the event of the liquidation, death or insanity of a Limited Partner, the legal representatives of such Limited Partner may, with the written approval of the General Partner, continue as a Limited Partner after the end of the Fiscal Year during which such event occurred. The interest of a Limited Partner who dies or becomes insane, or the interest of the legal representatives of such Limited Partner, shall not after the end of such Fiscal Year be included as an asset of the Partnership nor included in calculating Partnership Percentages or a majority of Partnership Percentages of the Limited Partners under Sections 6.01, 7.01 or 10.03;

provided, however, in the event the General Partner has approved the continuance
--------
of a Limited Partner's legal representatives as a Partner of the Partnership pursuant to the preceding sentence, such Partnership Percentages shall be so included in such calculations.

     SECTION 6.03.  Limitations on Withdrawal of Capital Account; Prorated
                    ------------------------------------------------------
Distributive Share.  The right of any withdrawn, terminated, liquidated,
------------------
deceased or insane Partner or his legal representative to have distributed the positive balance of such Partner's Capital Account is subject to the reasonable provision by the General Partner, the successor General Partner or the Terminating Party, as appropriate, for all Partnership liabilities in accordance with the Texas Act and for reserves for contingencies, which reserves shall be held in escrow. The unused portion of any reserve shall be distributed after the General Partner shall have determined that the need therefor shall have ceased.

                                  ARTICLE VII
                                  -----------

                    DURATION AND TERMINATION OF PARTNERSHIP
                    ---------------------------------------

     SECTION 7.01.  Dissolution and Wind-up of Affairs.
                    ----------------------------------

     (a) It is the intention of the Partners that the business of the Partnership be continued by the Partners, or those remaining, pursuant to the provisions of this Agreement, notwithstanding the occurrence of any event which would result in a statutory dissolution of the Partnership pursuant to the laws of the State of Texas, and no Partner shall be released or relieved of any duty or obligation hereunder by reason thereof; provided, however, that the business of the Partnership shall be terminated, its affairs wound-up and its property and assets distributed in liquidation on the earlier to occur of:

          (i)  December 31, 2010;

          (ii) a determination by holders of Partnership interests representing a majority of Partnership Percentages that the business of the Partnership should be terminated;

          (iii)  the bankruptcy or insolvency of the Partnership;

          (iv) subject to Section 6.01 hereof and the provisions of paragraph
     (b) below, the occurrence of an event of withdrawal (as defined in the Texas Act) with respect to a General Partner; or

          (v) the date upon which the Partnership is terminated under Section 7.02(c). For purposes of this Agreement, bankruptcy shall be deemed to have occurred when the party in question files a petition under any section or chapter of the Federal Bankruptcy Code, as amended, or an order for relief under Title 11 of the United States Code Annotated is entered against it, and insolvency shall be deemed to have occurred when the party in question admits in writing that its assets are insufficient to pay its liabilities as they mature.

     (b) Upon the occurrence of any event set forth in subparagraph (iv) of paragraph (a) above with respect to a General Partner, the business of the Partnership shall be continued pursuant to the provisions of this Agreement if there (i) remains at least one General Partner, or (ii) is no remaining General Partner, the Limited Partners unanimously shall elect a new General Partner in accordance with Section 6.01 hereof.

     (c) As expeditiously as possible following the occurrence of an event giving rise to a termination of the business of the Partnership, the General Partner (or a special liquidator who may be appointed by Limited Partners owning a majority of Partnership Percentages if the termination results from the circumstance described in Section 7.01 (a)(iv) above) shall wind-up the affairs of the Partnership, sell its property and assets for cash at the highest price reasonably obtainable and distribute the proceeds in accordance with Section
7.02 in liquidation of the Partnership.

     SECTION 7.02.  Termination and Liquidation.
                    ---------------------------

     (a) Upon liquidation (as defined in Section 7.02(c) hereof) of the Partnership, the assets of the Partnership shall be distributed as soon as practicable after the date of such liquidation or the end of the Partnership's taxable year in which the liquidation occurs and shall be applied in the following order of priority:

          (i) to the payment of debts and liabilities of the Partnership (including amounts owed to Partners or former Partners);

          (ii) unless inconsistent with Treasury Regulation Section 1.704-1(b)(2)(ii)(b), or any successor provision, to set up any reserves which the General Partner reasonably determines to be necessary for contingent or unforeseen liabilities or obligations of the Partnership arising out of or in connection with the business of the Partnership; and

          (iii) after all Capital Account adjustments for the Partnership's taxable year in which the liquidation occurs (including without limitation adjustments required under Treasury Regulation Section 1.704-1(b)(2)(iv)(e), relating to distributions in kind), to the Partners in accordance with each Partner's positive Capital Account balance.

     (b) For purposes of this Section 7.02, a liquidation of the Partnership shall occur upon the date upon which the Partnership is terminated under Section 7.01.

     SECTION 7.03.  Liquidation of Partner's Interest.  If a Partner's interest
                    ---------------------------------
in the Partnership is to be liquidated, liquidating distributions shall be made in accordance with the positive Capital Account balance of such Partner, as determined after taking into account all Capital Account adjustments (including
Section 3.04 hereof) for the Partnership's taxable year during which such liquidation occurs. Where a Partner's interest is to be liquidated by a series of distributions, such Partner's interest shall not be considered liquidated until the final distribution has been made. For purposes of this Section 7.03, a liquidation of a Partner's interest in the Partnership means the termination of the Partner's entire interest in the Partnership by means of a distribution or series of distributions to the Partner by the Partnership. Where a Partner's interest is to be liquidated by a series of distributions, the interest shall not be considered as liquidated until the final distribution has been made.

                                  ARTICLE VIII
                                  ------------

                              REPORTS TO PARTNERS
                              -------------------

     SECTION 8.01.  Financial Statements.  Unaudited financial statements as of
                    --------------------
the close of each calendar year of the Partnership shall be prepared by the General Partner and distributed to all of the Partners. Such financial statements shall include a report of the amount of such Partner's Capital Account at and as of the end of such calendar year, determined pursuant to
Section 3.04.

     SECTION 8.02.  Tax Returns.  As soon as possible after the end of each
                    -----------
Fiscal Year, the General Partner shall cause to be prepared and mailed to each Partner or other person who was a Partner at any time during such Fiscal Year (or his legal representative) Internal Revenue Service Form K-1 and such other information as shall be necessary for such Partner or former Partner (or his legal representative) to prepare his income tax returns in accordance with the laws, rules and regulations then prevailing.

                                   ARTICLE IX

                                INDEMNIFICATION
                                ---------------

     If a General Partner, or any person appointed by the General Partner as a manager, officer or other agent (whether acting as the General Partner or, at the request of the Partnership in connection with Securities held by the Partnership, as a representative of another enterprise) or a representative of such General Partner (a "Partnership Functionary") is, was or is threatened to be made a named defendant or respondent in a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding (herein collectively referred to as a "Proceeding"), by reason of the fact that such person was or is serving as a Partnership Functionary in accordance with the provisions of this Agreement, then the Partnership shall (i) indemnify such Partnership Functionary against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred in connection with such Proceeding, and (ii) pay or reimburse the Partnership Functionary, in advance of the final disposition of the Proceeding, reasonable expenses incurred in connection with the Proceeding, all to the fullest extent permitted by the Texas Act.

                                   ARTICLE X
                                   ---------

                                 MISCELLANEOUS
                                 -------------

     SECTION 10.01. Expenses.  The Partnership shall bear the pre-organizational
                    --------
and organizational expenses of the Partnership.

     SECTION 10.02. General.  This Agreement (a) shall be binding on the legal
                    -------
representatives, executors, administrators, estates, heirs, successors and permitted assigns of the Partners, (b) shall be governed by, and construed in accordance with, the laws of the State of Texas, and (c) this Agreement and any amendment hereto may be executed in several counterparts with the same effect as if the parties executing the several counterparts had all executed one counterpart as of the date and year first above written on this Agreement or on any amendment to this Agreement; provided, however, that the several
                                 --------  -------
counterparts, in the aggregate, shall have been signed by all of the Partners.

     SECTION 10.03. Amendments to Partnership Agreement.  The terms and
                    -----------------------------------
provisions of this Agreement may be amended at any time and from time to time
(a) in accordance with Section 2.11 hereof or (b) with the written consent of Limited Partners holding a majority of Partnership Percentages and the written consent of the General Partner.

     SECTION 10.04. Notices.  Each notice relating to this Agreement shall be in
                    -------
writing and delivered in person or by registered or certified mail, return receipt requested. All notices to the Partnership or to the General Partner shall be addressed to the Partnership's principal office and place of business. All notices addressed to a Limited Partner shall be addressed to such Limited Partner at the address set forth in the Schedule as then in effect. Any Partner may designate a new address by notice to that effect given to the Partnership. Unless otherwise specifically provided in this Agreement, a notice shall be deemed to have been effectively given five (5) days after being mailed by registered or certified mail, return receipt requested, to the proper address or delivered in person.

     SECTION 10.05. Number and Gender of Words.  Whenever in this Agreement the
                    --------------------------
singular number is used, the same shall include the plural, where appropriate, and vice versa; and words of any gender shall include all other genders where appropriate.

     SECTION 10.06. Headings.  The titles of the Articles and the headings of
                    --------
the Sections of this Agreement are for convenience of reference only and are not to be considered in construing the terms and provisions of this Agreement.

     SECTION 10.07. Partition.  No Partner shall be entitled to a partition of
                    ---------
any property or assets of the Partnership, notwithstanding any provision of law to the contrary.

     SECTION 10.08. Provisions Severable.  Every provision of this Agreement is
                    --------------------
intended to be severable and, if any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

     SECTION 10.09. Partner Activities.  Except as provided in Sections 2.04 and
                    ------------------
2.09, but otherwise notwithstanding anything to the contrary contained in or inferable from this Agreement, the Texas Act or any other statute or principle of law, neither the Partners nor any of their Affiliates shall be prohibited or restricted in any way from investing in or conducting, either directly or indirectly, and may invest in and/or conduct, either directly or indirectly, businesses of any nature whatsoever, including the ownership and operation of businesses or properties similar to or in the same geographical area as those held by the Partnership. Any such investment in or conduct of any such business by a Partner or Affiliate thereof shall not give rise to any claim for an accounting by the other Partners or the Partnership or any right to claim any interest therein or the profits therefrom.

     SECTION 10.10.   Spouses as Parties.  The parties hereto agree that, if
                      ------------------
applicable, the spouse of each Limited Partner shall be deemed to be a party to this Agreement, shall be bound by all of terms and conditions hereof and shall so signify by executing this Agreement.

     IN WITNESS WHEREOF, the undersigned have hereto set their hands as of the day and year first above written.

                              GENERAL PARTNER:

                              CARDINAL INVESTMENT COMPANY, INC.

                              By:
                                  ---------------------------------
                              Name:
                                    -------------------------------
                              Title:
                                    -------------------------------

                              LIMITED PARTNERS:

                              -------------------------------------
                              Robert Alpert


                              BRUCE HUTCHINSON COLLINS TRUST

                              By:
                                  ---------------------------------
                              Name:
                                   --------------------------------
                              Title:
                                     ------------------------------


                              -------------------------------------
                              Michelle Collins

                              -------------------------------------
                              Peter Collins

                              -------------------------------------
                              Shannon Collins

                              -------------------------------------
                              Glenn R. Crady

                              -------------------------------------
                              Debbie A. Crady

                              -------------------------------------
                              James Crady

                              -------------------------------------
                              Jeremy R. Crady

                              -------------------------------------
                              Christina Gillilan

                              -------------------------------------
                              Drew Johnson

                              -------------------------------------
                              Kent McGaughy

                              -------------------------------------
                              Brett Meinershagen

                              -------------------------------------
                              Matt Meinershagen

                              -------------------------------------
                              Nancy Meinershagen

                              -------------------------------------
                              Todd Meinershagen


                              BENTON PAYNE TRUST

                              By:
                                  ---------------------------------
                              Name:
                                    -------------------------------
                              Title:
                                    -------------------------------


                              -------------------------------------
                              Dee Ann Payne


                              LAURA PAYNE TRUST

                              By:
                                  ---------------------------------
                              Name:
                                   --------------------------------
                              Title:
                                    -------------------------------


                              -------------------------------------
                              Marshall B. Payne


                              WILLIAM PAYNE TRUST

                              By:
                                  ---------------------------------
                              Name:
                                   --------------------------------
                              Title:
                                    -------------------------------

                              -------------------------------------
                              Mark Plunkett

                              -------------------------------------
                              Edward W. Rose III


                              LELA H. ROSE TRUST

                              By:
                                  ---------------------------------
                              Name:
                                    -------------------------------
                              Title:
                                    -------------------------------


                              -------------------------------------
                              William E. Rose

                              -------------------------------------
                              Eric M. Stroud


                              JET LAND & CATTLE COMPANY

                              By:
                                  ---------------------------------
                              Name:
                                    -------------------------------
                              Title:
                                    -------------------------------


                              -------------------------------------
                              Kathleen E. Wright

                              --------------------------------------------------
                              Robert Wright

                                                                       Exhibit D

                       CARDINAL INVESTMENT COMPANY, INC.
                            POOLED INVESTMENT TRUST
                [As Amended and Restated as of January 1, 1989]

                             Declaration of Trust
                             --------------------


     THIS AGREEMENT, executed this 1st day of November, 1991, and effective as of January 1, 1989, by and between Cardinal Investment Company, Inc., a corporation organized under the Texas Business Corporation Act, having its principal office in Dallas, Texas (hereinafter referred to as the "Company"), and Edward W. Rose III (hereinafter referred to as the "Trustee").

                             W I T N E S S E T H :

     WHEREAS, the Board of Directors of the Company adopted the Cardinal Investment Company, Inc. Pooled Investment Trust (the "Pooled Trust") effective as of August 1, 1988 which was intended to establish a pooled investment trust that would qualify under the Internal Revenue Code; and

     WHEREAS, the Company and the Trustee desire to amend and restate the Pooled Trust to allow the funds from qualified employee benefit plans, whether or not sponsored by the Company, to be held in the Pooled Trust; and

     WHEREAS, the Company and other Employers, as defined below, will or have established one or more employee benefit plans and related trusts which are intended to be qualified under Sections 401(a) and 501(a) of the Internal Revenue Code and desire to invest jointly all or a portion of the assets of such plans; and

     WHEREAS, the Board of Directors of the Company has duly authorized the execution of this Agreement which is intended to amend, restate and continue the Pooled Trust as a qualified trust under the Internal Revenue Code; and

     WHEREAS, the Trustee is willing to act as Trustee hereunder;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS
                                  -----------

     Unless by the context hereof a different meaning is clearly indicated, wherever used in this Agreement, the following words shall have the meanings hereinafter set forth:

     Sec. 1.1  "Company" shall mean Cardinal Investment Company, Inc. or any
                -------
successor entity which may be substituted for the Company.

     Sec. 1.2   "Employer" shall mean the Company and any other employer on
                 --------
behalf of whose employees a Participating Trust has been established and which is approved by the Trustee as an Employer hereunder.

     Sec. 1.3   "Trustee" shall mean Edward W. Rose III, or any successor
                 -------
trustee or trustees appointed pursuant to the provisions of Section 6.12.

     Sec. 1.4   "Pooled Trust" shall mean the Cardinal Investment Company, Inc.
                 ------------
Pooled Investment Trust and all assets of whatsoever kind and nature from time to time held by the Trustee under this Agreement without distinction as to income or principal.

     Sec. 1.5   "Participating Trust" shall mean a trust pursuant to an employee
                 -------------------
benefit plan established by an Employer and participating in the Pooled Trust pursuant to Article II.

     Sec. 1.6   "Trustee of a Participating Trust" shall mean a trustee or
                 --------------------------------
trustees appointed to act under a Participating Trust, who have authority to direct the payment of assets held in a Participating Trust or otherwise have administrative authority under a Participating Trust.

     Sec. 1.7   "Fiscal Year" shall mean the twelve month period beginning
                 -----------
January 1 and ending December 31 of each year.

     Sec. 1.8   "Valuation Date" shall mean the last business day of the Fiscal
                 --------------
Year, and any other valuation date established by the Trustee pursuant to
Section 4.3.

     Sec. 1.9   "Investment Unit" shall mean a unit of participation in the
                 ---------------
Pooled Trust, as described in Article III.

     Sec. 1.10   "Unit Value" shall mean the monetary value of an Investment
                  ----------
Unit in the Pooled Trust, as described in Section 3.3.

     Sec. 1.11  "Agreement" shall mean this Declaration of Trust and all
                 ---------
amendments or supplements hereto, creating and describing the Pooled Trust.

     Sec. 1.12  "Code" shall mean the Internal Revenue Code of 1986, as amended.
                 ----
Reference to a section of the Code shall include that section and any comparable section of any future legislation that amends, supplements, or supersedes said section.

     Sec. 1.13  Gender and Number.  Except as otherwise indicated by the
                -----------------
context, any masculine terminology used herein also includes the feminine and neuter, and vice versa, and the definition of any term herein in the singular shall also include the plural, and vice versa.

                                  ARTICLE II

                        REQUIREMENTS FOR PARTICIPATION
                        ------------------------------

     Sec. 2.1   Eligibility.  A trust is eligible to participate if the
                -----------
following requirements are satisfied:

                (a) The trust is a qualified pension or profit sharing trust under Section 401(a) of the Code, and is exempt from taxation under Section 501(a) of the Code and has received a letter of determination to that effect from the appropriate District Director of Internal Revenue. If a request for a letter of determination is pending, the Trustee may in his discretion determine that the trust is eligible.

                (b) The governing instrument of the trust expressly permits investment of the trust's assets in the Pooled Trust.

                (c)  An Employer has established the trust.

     Sec. 2.2   Participation.  An eligible trust will become a Participating
               -------------
Trust after the following:

                (a) The trustee of the eligible trust delivers to the Trustee a written statement that the eligible trust desires to participate, and transfers assets to the Pooled Trust.

                (b) The Trustee has approved the participation of the applying eligible trust. Acceptance of assets shall constitute approval by the Trustee.

     Sec. 2.3   Additional Investments.  A Participating Trust, through its
                ----------------------
trustee, may invest additional assets in the Pooled Trust by transferring the assets to the Trustee.

     Sec. 2.4   Interests Non-Transferable.  Units of participation and other
                --------------------------
interests in the Pooled Trust may not be transferred or conveyed by any Participating Trust except by virtue of a succession of trustees for a Participating Trust.

                                 ARTICLE III

                           VALUATION AND ALLOCATION
                           ------------------------


     Sec. 3.1   Accounts.  The Trustee shall maintain accounts for each
                --------
Participating Trust and shall reflect their respective interests in the Pooled Trust by showing the number of Investment Units which have been allocated to the account of each Participating Trust.

     Sec. 3.2   Allocation of Contributions.  As of the first Valuation Date
                ---------------------------
following a transfer of assets of a Participating Trust to the Pooled Trust pursuant to Section 2.2 or 2.3, the Trustee shall allocate to the Participating Trust's account a number of Investment Units to be determined by dividing the value of the transferred assets by the Unit Value as of the Valuation Date.

     Sec. 3.3   Valuation of Pooled Trust; Unit Value.  Within ten business days
                -------------------------------------
after each Valuation Date, the Trustee shall value the assets of the Pooled Trust as of the Valuation Date by determining the fair market value of the Pooled Trust before any additions or withdrawals, following the valuation criteria set forth in Section 3.5, after allowing for all accrued expenses. The Trustee shall then determine the Unit Value of an Investment Unit by dividing the value of the Pooled Trust determined according to the previous sentence by the total number of Investment Units which have been allocated to all accounts. The initial Unit Values, determined before there are any Participating Trusts, shall be set by the Trustee. The Trustee shall retain in the Pooled Trust all income received on the assets thereof.

     Sec. 3.4   Changing Unit Value.  The Trustee may from time to time increase
                -------------------
or decrease the value of an Investment Unit and make corresponding adjustments to the number of Investment Units allocated to each Participating Trust's account so that the total value of the Investment Units allocated to each account is not changed by the adjustments.

     Sec. 3.5   Valuation Criteria.  The Trustee shall utilize the following
                ------------------
criteria in valuing the Pooled Trust:

                (a) The value of an equity or debt security listed on a national securities exchange is the reported price of the last sale made on the Valuation Date. If no sales on the Valuation Date are reported, the value is the last reported sales price on the last day prior to the Valuation Date on which there was a sale.

                (b) The value of a security not described in paragraph (a) is the mean between the last bid and asked prices in the over-the-counter market on the Valuation Date. If no bid and asked prices on the Valuation Date are available, the last bid and asked prices available for the last day prior to the Valuation Date for which bid and asked prices are available shall be used. The Trustee may obtain bid and asked prices from published sources or from a broker, dealer, investment banker, or quotation service. If no bid and asked prices are available, or if the Trustee determines that bid and asked prices do not fairly represent the value of the security involved, the securities shall be valued pursuant to paragraph
     (d).

                (c) The value of a United States Savings Bond is the amount for which it may be redeemed on the Valuation Date.

                (d) The value of any other asset is its fair market value on the Valuation Date, taking into account unrealized appreciation or depreciation and accrued, potential or other expenses. In determining fair market value, the Trustee may consult with such persons and consider such factors as the Trustee deems appropriate.

The Trustee's valuation of the Pooled Trust shall be conclusive.

                                  ARTICLE IV

                                  ACCOUNTING
                                  ----------

     Sec. 4.1   Audit of Pooled Trust and Report.  Each year, as of the end of
                --------------------------------
the Fiscal Year or more frequently if authorized pursuant to Section 4.3, the Trustee shall effect an internal audit of the Pooled Trust and prepare a report thereon. The Trustee shall make copies of the report or of a summarized version of the report available to Participating Trusts and other appropriate persons as provided in Section 6.1. After the expiration of 90 days from its delivery to a Participating Trust, the report will be conclusive upon such trust and all persons with an interest in the Participating Trust unless the Trustee has received an objection to the report during that period.

     Sec. 4.2   Order of Valuation Date Procedures.  Calculations,
                ----------------------------------
determinations, and actions which this Agreement requires of the Trustee as of a Valuation Date shall be performed with respect to the assets of the Pooled Trust in the following order:

                (a) Determine the value of the Pooled Trust and the Unit Value pursuant to Section 3.3.

                (b) Change the Unit Value and the number of Investment Units of each Participating Trust pursuant to Section 3.4.

                (c)  Effect withdrawals pursuant to Section 7.1.

                (d)  Effect withdrawals pursuant to Section 7.2.

                (e)  Give effect to amendments adopted pursuant to Section 9.1.

                (f) Change account balances to reflect contributions pursuant to Section 3.2.

     Sec. 4.3   Additional Valuation Dates.  The Trustee may designate such
                --------------------------
additional Valuation Dates as it may determine to be in the best interests of the Participating Trusts.

                                   ARTICLE V

                                  INVESTMENTS
                                  -----------

     Sec. 5.1   Investments Allowed.  Subject to the provisions of this Article,
                -------------------
the Trustee shall receive, hold and manage the assets in the Pooled Trust and shall invest and reinvest the principal and income of the Pooled Trust and shall keep such assets invested, without distinction between principal and income, in investments the Trustee determines to be in the best interest of the Pooled Trust. The Trustee may, directly or through investment managers and in its sole discretion, make investments of the funds in the Pooled Trust in property of any kind, real, personal or mixed, and whether tangible or intangible, and the decision of the Trustee as to whether or not any particular investment is of a type suitable for purchase by the Pooled Trust shall be conclusive on all persons. The Trustee may hold any portion of the Pooled Trust in cash and uninvested whenever it deems such holding necessary or advisable.

     Sec. 5.2   Investment Restraints Imposed.  The Trustee may not make an
                -----------------------------
investment which would if made by the Participating Trust result in loss of qualification of the Participating Trust for exemption from taxation under
Section 501(a) of the Code or constitute a prohibited transaction under Section 4975 of the Code. The Trustee may not make an investment prohibited by Sections 10 through 14 of the Texas Trust Act.

                                  ARTICLE VI

                                  THE TRUSTEE
                                  -----------

     Sec. 6.1   Accounting.  The Trustee shall maintain adequate books and
                ----------
records reflecting all transactions affecting the Pooled Trust, which books and records shall be open at all reasonable times to the inspection of the trustee of a Participating Trust or its authorized representatives and any Employer. Furthermore, the Trustee shall furnish the trustee of a Participating Trust, at least annually, statements showing the assets then held in the Pooled Trust on behalf of such Participating Trust and showing all transactions in the Pooled Trust since the last preceding statement for the benefit of such Participating Trust.

     Sec. 6.2   Removal and Resignation.  The Company may remove any person or
                -----------------------
corporation acting as Trustee at any time by sixty (60) days' written notice to the Trustee unless the Trustee waives the requirement of notice, and the Trustee may resign at any time by sixty (60) days' written notice to the Company unless the Company waives the requirement of notice. In event of the removal or resignation of the Trustee, the Company shall appoint a successor Trustee, effective concurrently with the effective date of such removal or resignation, and such successor Trustee shall furnish to the Company written acceptance of his appointment.

     Sec. 6.3   Successor Trustee and Transfer of Title.  Neither removal nor
                ---------------------------------------
resignation of the Trustee shall constitute termination of the Pooled Trust. Title to all property and such records or true copies of records as are necessary to the management of the assets of the Pooled Trust held by the former Trustee shall vest in any successor Trustee, without the execution or filing of any further instrument. A resigning or removed Trustee shall execute all such instruments and do all such acts as are necessary to vest title in any successor Trustee. A successor Trustee shall have, exercise and enjoy all the powers and authority herein conferred upon its predecessor. No successor Trustee shall be obligated to examine the accounts, records and acts of any previous Trustee or Trustees, and no successor Trustee will in any way be responsible for any action or omission to act on the part of any previous Trustee. A corporation resulting from a merger or consolidation to which any corporate Trustee is a party, or succeeding to the trust business of any corporate Trustee, or to which substantially all of the trust assets of any corporate Trustee are transferred, will succeed to the interests of the Trustee under this Agreement without any further act or formality, and without the requirement of any notice.

     Sec. 6.4   Reliance by Trustee.  The Trustee may rely upon any notice,
                -------------------
certificate, letter, telegram, or other paper or document believed by it to be genuine or upon any evidence believed by it to be sufficient, in making any payment or in taking any action whatsoever hereunder.

     Sec. 6.5   Bonding.  The Trustee shall not be required to furnish any bond
                -------
or security for the performance of its powers and duties hereunder unless a bond is a requirement of law which cannot be waived.

     Sec. 6.6   Compensation.  The Trustee shall receive reimbursement for its
                ------------
reasonable expenses incurred in connection with the administration, management and investment of the Pooled Trust but shall receive no compensation for its services as Trustee if the Trustee is a full-time employee of the Company or any Employer. Any Trustee who is not a full-time employee of the Company or any Employer may be paid reasonable compensation commensurate with the services and responsibilities involved hereunder from time to time.

     Sec. 6.7   Expenses.  The Trustee may employ counsel, brokers or agents and
                --------
may pay for their services and any other reasonable expenses incurred by the Trustee from the Pooled Trust. In the event the Pooled Trust incurs any expenses which in the Trustee's determination should fairly be charged to the Investment Units allocated to a Participating Trust and not to the Participating Trusts as a group, the Trustee shall reduce the Investment Units allocated to such Participating Trust valued as of the Valuation Date which next follows the date such expenses were paid, by the number of Investment Units equivalent in value to the amount of the expenses, and shall not include such expenses in determinations of value pursuant to Article III.

     Sec. 6.8   Ancillary Trustee.  Whenever and as often as the Trustee deems
                -----------------
such action desirable, it may by written instrument appoint any person or corporation in any state of the United States to act as ancillary trustee with respect to any portion of the Pooled Trust assets then held or about to be acquired on behalf of the Pooled Trust. Each ancillary trustee shall have such rights, powers, duties and discretions as are delegated to it by the Trustee, but shall exercise the same subject to the limitations or further directions of the Trustee as shall be specified in the instrument evidencing its appointment. The ancillary trustee may resign or may be removed by the Trustee, as to all or any portion of the assets so held at any time or from time to time, by written instrument delivered one to the other, and the Trustee may thereupon appoint another ancillary trustee or successor to whom the assets shall be transferred, or may itself receive such assets in termination of the ancillary trusteeship to that extent. Such ancillary trustee shall be accountable solely to the Trustee and shall be entitled to reasonable compensation.

     Sec. 6.9   Trustee's Powers.  In addition to powers granted to the Trustee
                ----------------
by law and those granted elsewhere in this Agreement, the Trustee shall have the following powers:

                (a) With respect to securities held hereunder, the Trustee may vote the same in person or by proxy, may join in any merger, reorganization, or capital adjustment, may exercise or sell any conversion, subscription or similar rights, and may hold any assets hereunder in the name of its nominee or unregistered.

                (b) The Trustee may sell, convey, exchange, encumber, lease, and otherwise deal with and dispose of the assets of the Pooled Trust upon such terms and conditions as it deems for the best interest of those interested in the Pooled Trust.

                (c) The Trustee may execute any and all deeds, conveyances, leases, transfers, proxies and other documents which it believes necessary or advisable in the administration of the Pooled Trust.

                (d) The Trustee may pay or contest any tax or other governmental charge involving any assets held hereunder or the income therefrom and may pay the taxes and expenses thus incurred as an expense of the Pooled Trust.

                (e) The Trustee may enforce rights, obligations or claims and in general may protect in any way the interest of the Pooled Trust either before or after default. The Trustee may abstain from enforcement of rights, obligations or claims and may abandon property held by it, if the Trustee considers such action to be in the best interest of the Pooled Trust.

                (f) The Trustee may continue to exercise its powers as Trustee for a reasonable time after the termination of the Pooled Trust pursuant to Section 8.1.

     Sec. 6.10  Applicable Law.  Although it is intended that the foregoing
                --------------
powers of the Trustee be applicable hereunder, it is also intended that all provisions of the Texas Trust Act, and any amendments thereto, not inconsistent with the above enumerated powers or other provisions of this Agreement, shall be applicable in the administration of the Pooled Trust.

     Sec. 6.11  Reliance on Trustee and Others.  Persons dealing with the
                ------------------------------
Trustee and any ancillary trustee are not required to inquire into the authority of such persons or the propriety of the decisions thereof, and are not required to investigate the application of assets delivered to the Trustee or ancillary trustee.

     Sec. 6.12  Number and Appointment of Trustees.  The Board of Directors of
                ----------------------------------
the Company shall appoint the Trustee. The number may be increased or decreased at any time, and a new Trustee may be appointed to succeed a prior Trustee, or to increase the number of Trustees, at any time by the Board of Directors of the Company.

     Sec. 6.13  Procedure for Action.  If more than one Trustee be appointed,
                --------------------
such Trustees shall establish their own rules of procedure and may delegate authority to act to one or more of such Trustees. A copy of a resolution or action taken by the Trustees certified by any one of the Trustees may be relied upon by any person dealing with the Pooled Trust.

                                  ARTICLE VII

                                  WITHDRAWALS
                                  -----------

     Sec. 7.1   Voluntary Withdrawal.  A Participating Trust may  withdraw all
                --------------------
or a part of its account balance from the Pooled Trust. The withdrawal will be effective as of the first Valuation Date which is more than five days after receipt by the Trustee of written notice from the trustee of the Participating Trust. The notice shall specify the amount of the Participating Trust's account balance to be withdrawn, which may be stated in terms of Investment Units, percentage of account balance, or a fixed dollar amount. The notice shall by its terms be irrevocable. As of the effective date of the withdrawal, the Trustee shall decrease the Participating Trust's account by the amount withdrawn. As soon as practicable after the effective date of the withdrawal, the Trustee shall distribute the amount withdrawn to the Participating Trust pursuant to
Section 7.3.

     Sec. 7.2   Withdrawal If No Longer Eligible.  The entire account of a
                --------------------------------
Participating Trust shall be withdrawn and the Participating Trust's participation terminated effective as of the first Valuation Date following the date the Trustee determines that the Participating Trust no longer satisfies the eligibility requirements set forth in Section 2.1. As soon as practicable after the effective date of the withdrawal, the Trustee shall distribute to the withdrawing Participating Trust the full amount of the Participating Trust's account pursuant to Section 7.3.

     Sec. 7.3   Procedure Upon Withdrawal.  When the Trustee is required to
                -------------------------
distribute an amount to a Participating Trust pursuant to Section 7.1, 7.2, or 8.1, the Trustee may make the distribution in money or in other property, in its discretion. For the purpose of determining the amount distributed, property other than money shall be valued at its fair market value on the date of the distribution as determined by the Trustee following the valuation criteria set forth in Section 3.5.

                                 ARTICLE VIII

                                  TERMINATION
                                  -----------

     Sec. 8.1   Termination by the Company.  The Board of Directors of the
                --------------------------
Company may terminate the Pooled Trust at any time. Upon termination, the Trustee shall value the assets of the Pooled Trust in accordance with Sec. 3.5, and distribute the assets of the Pooled Trust, less amounts retained to meet liabilities, to the Participating Trusts in proportion to their account balances. Amounts retained to meet liabilities which are not ultimately used in satisfaction of liabilities of the Pooled Trust shall be distributed in the same proportion when the Trustee determines that the Pooled Trust no longer has liabilities.

     Sec. 8.2   Rule Against Perpetuities.  If the Pooled Trust does not
                -------------------------
terminate sooner according to the provision of this Agreement, it will terminate upon the expiration of the maximum duration allowed a trust of this kind under Texas law.

                                  ARTICLE IX

                                   AMENDMENT
                                   ---------

     Sec. 9.1   Amendment.  This Agreement may be amended or modified by the
                ---------
Board of Directors of the Company. An amendment will take effect on the first Valuation Date after receipt by the Trustee of a copy of the amendment, unless the Trustee agrees to a different effective date. No amendment may directly or indirectly operate to reduce the interest of a Participating Trust in the Pooled Trust.

                                   ARTICLE X

                                 MISCELLANEOUS
                                 -------------

     Sec. 10.1  No Diversion.  The Pooled Trust is being established for the
                -------------
exclusive benefit of employees of an Employer, and except to the extent permitted hereunder or under the applicable Participating Trusts at no time may any part of the assets of the Pooled Trust which belong to any Participating Trust ever be used for or diverted to purposes other than for the exclusive benefit of the employees or their beneficiaries who are entitled to benefits under such Participating Trust.

     Sec. 10.1  Assignment Prohibition.  No Trustee of a Participating Trust
                ----------------------
shall have the right to assign or transfer any part of its equity or interest in the Pooled Trust.

     Sec. 10.3  Texas Law Governs.  This Agreement will be interpreted and
                -----------------
enforced according to the laws of Texas and is maintained at all times as a domestic trust in the United States.

     IN WITNESS WHEREOF, the instrument has been executed as of the day and year specified above.


                             CARDINAL INVESTMENT COMPANY, INC.



                             By:------------------------------
                                Edward W. Rose III, President



                             ---------------------------------
                             Edward W. Rose III, Trustee